18

08001356

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Satellite

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

FILE NO. 82- 04527 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 3/19/08

RECEIVED
2008 MAR 19 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-07
AR/S

SHIN SATELLITE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2007

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2007, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the year then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and company financial statements (before restatement), for the year ended 31 December 2006 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited were audited by the another auditor from the same firm as myself, whose report dated 23 February 2007 expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2007, and the consolidated and company results of operations, and cash flows for the year then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
20 February 2008

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Assets					
Current assets					
Cash and cash equivalents	4	2,428,508,905	362,692,529	2,087,156,864	108,971,410
Trade accounts receivable and accrued income, net	5, 27	931,406,951	1,346,443,417	782,528,140	1,082,806,851
Amounts due from related parties	27	16,575,277	1,174,655	78,200,291	10,802,069
Short-term loans and advance to a subsidiary and an associate	27	-	18,843	200,254,967	18,843
Inventories, net	6	531,457,853	334,828,718	368,180,154	254,037,564
Prepaid insurance		150,985,691	215,926,648	149,082,238	213,023,853
Other current assets, net	7, 27	254,524,458	218,189,290	214,901,334	137,210,009
Total current assets		4,313,459,135	2,479,274,100	3,880,303,988	1,806,870,599
Non-current assets					
Investments in an associate - equity method	8	676,231,444	686,049,505	-	-
Investments in subsidiaries and joint ventures - cost method, net	8	-	-	882,059,138	1,014,300,289
Long-term loan to another company	9	13,845,347	19,104,044	13,845,347	19,104,044
Property and equipment, net	10	4,504,867,545	6,821,666,498	1,595,752,099	1,974,113,834
Property and equipment under concession agreements, net	11	18,776,989,358	20,489,154,055	18,776,989,358	20,489,154,055
Deferred charges, net	11	51,068,408	90,903,958	16,619,657	18,440,938
Intangible assets, net	11	1,302,194,005	1,388,826,909	1,160,299,355	1,226,869,205
Deferred tax assets	12	83,658,860	505,300,301	34,497,228	483,565,266
Other non-current assets, net	13	379,163,969	353,532,946	357,266,754	331,708,010
Total non-current assets		25,788,018,936	30,354,538,216	22,837,328,936	25,557,255,641
Total assets		30,101,478,071	32,833,812,316	26,717,632,924	27,364,126,240

Director ______________________ Director ______________________

Date ______________________

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Liabilities and shareholders' equity					
Current liabilities					
Short-term loans from financial institutions	14	344,833,098	306,078,278	-	-
Trade accounts payable	27	513,889,212	552,211,251	350,616,848	337,784,954
Accounts payable - property and equipment		141,159,097	815,269,909	19,811,572	195,776,388
Amounts due to related parties	27	13,739,726	28,905,346	20,567,552	28,148,278
Current portion of long-term borrowings, net	14	1,139,221,122	3,308,893,446	542,989,056	3,044,630,028
Advance receipts from customers	27	177,737,816	264,116,905	95,713,984	172,802,574
Accrued concession fee		529,795,081	541,915,913	456,360,170	461,922,509
Accrued expenses	27	226,222,746	232,955,513	164,003,424	170,375,797
Accrued income tax		1,338,377,947	53,770,569	1,289,998,110	-
Other current liabilities	15	194,994,531	292,596,306	128,009,063	141,199,943
Total current liabilities		4,619,970,376	6,396,713,436	3,068,069,779	4,552,640,471
Non-current liabilities					
Long-term accounts payable - property and equipment		293,499,612	277,618,527	-	-
Long-term borrowings, net	14	8,360,572,981	12,331,322,512	7,711,065,392	10,817,047,016
Deferred tax liabilities	12	57,815,620	99,425,534	-	-
Other non-current liabilities	27	85,446,676	151,063,047	78,064,301	148,175,432
Total non-current liabilities		8,797,334,889	12,859,429,620	7,789,129,693	10,965,222,448
Total liabilities		13,417,305,265	19,256,143,056	10,857,199,472	15,517,862,919

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	16				
Authorised share capital - ordinary shares		5,660,411,500	5,660,411,500	5,660,411,500	5,660,411,500
Issued and paid-up share capital - ordinary shares		5,461,094,470	5,455,346,265	5,461,094,470	5,455,346,265
Premium on share capital	16	4,297,233,530	4,295,763,142	4,297,233,530	4,295,763,142
Unrealised profit on changes on shareholding in a subsidiary and an associate		346,224,720	376,224,720	-	-
Foreign currency translation adjustment		(207,203,715)	(310,912,580)	-	-
Retained earnings					
Appropriated					
Legal reserve	17	413,853,344	213,505,767	413,853,344	213,505,767
Unappropriated		6,331,201,641	3,491,818,951	5,688,252,108	1,881,648,147
Total parent's shareholders' equity		16,642,403,990	13,521,746,265	15,860,433,452	11,846,263,321
Minority interests		41,768,816	55,922,995	-	-
Total shareholder's equity		16,684,172,806	13,577,669,260	15,860,433,452	11,846,263,321
Total liabilities and shareholders' equity		30,101,478,071	32,833,812,316	26,717,632,924	27,364,126,240

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Revenues	27				
Revenues from sales and services		6,435,085,790	6,845,912,519	3,771,116,634	4,298,840,902
Gain on sales of investment		5,126,732,155	-	6,541,165,760	-
Dividend income		-	-	138,072,420	76,399,200
Other income	18	81,757,253	137,746,409	179,926,019	159,775,528
Gain on foreign exchange		1,050,119,963	1,902,701,044	985,275,990	1,828,359,133
Share of net results from investments-equity method	8	105,215,936	86,198,090	-	-
Total revenues		12,798,911,097	8,972,558,062	11,615,556,823	6,363,374,763
Expenses	27				
Cost of sales and services		5,115,344,488	5,450,700,671	3,796,393,693	4,258,562,044
Concession fee		476,568,113	469,926,881	395,444,875	395,483,254
Selling and administrative expenses		1,395,613,319	1,248,744,921	924,764,249	830,454,923
Loss on write-off property and equipment under concession agreements		-	964,030,593	-	964,030,593
Directors' remuneration		7,522,185	6,692,945	6,945,000	6,000,000
Total expenses		6,995,048,105	8,140,096,011	5,123,547,817	6,454,530,814
Profit (loss) before interest expense and income tax		5,803,862,992	832,462,051	6,492,009,006	(91,156,051)
Interest expense		(808,926,938)	(953,943,012)	(686,256,121)	(825,012,467)
Income tax	22	(1,951,529,789)	80,136,914	(1,798,801,347)	243,435,074
Profit (loss) before minorities		3,043,406,265	(41,344,047)	4,006,951,538	(672,733,444)
Profit attributable to minorities, net		(3,675,998)	(4,209,324)	-	-
Net profit (loss) for the year		3,039,730,267	(45,553,371)	4,006,951,538	(672,733,444)
Basic earnings (loss) per share (Baht)	20	2.78	(0.04)	3.67	(0.62)
Diluted earnings (loss) per share (Baht)	20	2.78	(0.04)	3.67	(0.62)

SHIN SATELLIT

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2007 and 2006

		Consolidated (Baht)							
	Notes	Issued and paid-up share capital (Note 16)	Premium on share capital (Note 16)	Unrealised profit on changes on shareholdings in a subsidiary and an associate	Foreign currency translation adjustments	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance at 1 January 2006		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	57,887,080	13,805,288,659
Increase in share capital during the year		1,557,180	398,323	-	-	-	-	-	1,955,503
Foreign currency translation		-	-	-	(182,057,446)	-	-	-	(182,057,446)
Net loss for the year		-	-	-	-	-	(45,553,371)	-	(45,553,371)
Decrease in minority interests during the year		-	-	-	-	-	-	(1,964,085)	(1,964,085)
Closing balance as at 31 December 2006		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	55,922,995	13,577,669,260
Opening balance at 1 January 2007		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	55,922,995	13,577,669,260
Increase in share capital during the year	16	5,748,205	1,470,388	-	-	-	-	-	7,218,593
Sale of investment in a subsidiary	8e	-	-	-	151,270,988	-	-	-	151,270,988
Loss from increase in shareholding in an associate	8e	-	-	(30,000,000)	-	-	-	-	(30,000,000)
Foreign currency translation		-	-	-	(47,562,123)	-	-	-	(47,562,123)
Legal reserve	17	-	-	-	-	200,347,577	(200,347,577)	-	-
Net profit for the year		-	-	-	-	-	3,039,730,267	-	3,039,730,267
Decrease in minority interests during the year		-	-	-	-	-	-	(14,154,179)	(14,154,179)
Closing balance as at 31 December 2007		5,461,094,470	4,297,233,530	346,224,720	(207,203,715)	413,853,344	6,331,201,641	41,768,816	16,684,172,806

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

SHIN SATELLITE

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Cont'd)
For the years ended 31 December 2007 and 2006

		Company (Baht)							
	Notes	Issued and paid-up share capital (Note 16)	Premium on share capital (Note 16)	Unrealised profit on changes on shareholdings in a subsidiary and an associate (Restated)	Foreign currency translation adjustments (Restated)	Legal reserve (Note 17)	Retained earnings (Restated)	Minority interests (Restated)	(Rest
Opening balance at 1 January 2006 - as previously reported		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	-	13,747,401,579
Prior year adjustment	3	-	-	(376,224,720)	128,855,134	-	(982,990,731)	-	(1,230,360,317)
Opening balance at 1 January 2006 - as restated		5,453,789,085	4,295,364,819	-	-	213,505,767	2,554,381,591	-	12,517,041,262
Increase in share capital during the year		1,557,180	398,323	-	-	-	-	-	1,955,503
Net loss for the year		-	-	-	-	-	(672,733,444)	-	(672,733,444)
Closing balance as at 31 December 2006		5,455,346,265	4,295,763,142	-	-	213,505,767	1,881,648,147	-	11,846,263,321
Opening balance at 1 January 2007 - as previously reported		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	-	13,521,746,265
Prior year adjustment	3	-	-	(376,224,720)	310,912,580	-	(1,610,170,804)	-	(1,675,482,944)
Opening balance at 1 January 2007 - as restated		5,455,346,265	4,295,763,142			213,505,767	1,881,648,147	-	11,846,263,321
Increase in share capital during the year	16	5,748,205	1,470,388	-	-	-	-	-	7,218,593
Legal reserve	17	-	-	-	-	200,347,577	(200,347,577)	-	-
Net profit for the year		-	-	-	-	-	4,006,951,538	-	4,006,951,538
Closing balance as at 31 December 2007		5,461,094,470	4,297,233,530	-	-	413,853,344	5,688,252,108	-	15,860,433,452

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

SHIN SATELLIT

Statements of Cash Flows

For the years ended 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	21	1,734,471,926	2,793,558,326	314,625,569	1,792,659,540
Cash flows from investing activities					
Acquisition of a subsidiary, net of cash acquired	8e	(1,563,750)	(3,216,753)	-	-
Receipts from sale of long-term investment		6,613,904,296	-	6,673,406,911	-
Short-term loans and advance to a subsidiary and an associate	27d	18,843	-	(203,230,820)	2,314,324
Long-term loans to a subsidiary		-	-	-	117,709,023
Payments for property and equipment		(1,360,295,908)	(4,073,947,095)	(292,781,649)	(2,921,189,674)
Payments for property and equipment under concession agreements		-	(5,427,918)	-	(5,427,918)
Payments for deferred charges		(10,630,698)	(41,011,452)	-	(5,139,918)
Payments for intangible assets		(33,118,528)	(32,483,996)	(26,023,944)	(32,483,996)
Dividends received from an associate and a subsidiary	8b	85,033,997	232,592,991	138,072,420	76,399,200
Proceeds from sales of property and equipment		4,636,868	57,509,326	142,044,039	57,509,326
Net cash receipts (payments) from investing activities		5,297,985,120	(3,865,984,897)	6,431,486,957	(2,710,309,633)
Cash flows from financing activities					
Proceeds from increase in share capital	16	7,218,596	1,955,503	7,218,593	1,955,503
Proceeds from short-term borrowings	14	570,786,289	322,485,804	-	-
Proceeds from long-term borrowings, net of financial expenses	14	6,580,692	2,976,688,374	6,580,692	2,416,899,808
Repayments of short-term borrowings	14	(521,891,984)	(172,500,000)	-	-
Repayments of long-term borrowings	14	(5,024,888,896)	(2,370,038,906)	(4,777,280,990)	(1,800,700,893)
Net cash receipts (payments) from financing activities		(4,962,195,303)	758,590,775	(4,763,481,705)	618,154,418
Net increase (decrease) in cash and cash equivalents		2,070,261,743	(313,835,796)	1,982,630,821	(299,495,675)
Cash and cash equivalents, opening balance		362,692,529	677,138,099	108,971,410	409,076,859
Effects of exchange rate changes		(4,445,367)	(609,774)	(4,445,367)	(609,774)
Cash and cash equivalents, closing balance	4	2,428,508,905	362,692,529	2,087,156,864	108,971,410

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht	Baht	Baht	Baht
Supplementary information for cash flows:				
Interest paid	818,434,690	937,167,807	693,572,675	814,129,351
Withholding tax and Income tax paid	252,872,472	257,729,844	67,550,232	89,332,821
Non-cash transactions				
Acquisition of property and equipment by debt	82,612,463	141,246,975	9,381,445	35,915,854
Transfers of property and equipment by borrowings	-	318,728,285	-	-

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 61 are an integral part of these financial statements.

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The Company, its subsidiaries, associate, and joint ventures (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 808 people (2006: 1,591 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology (Note 25a) and will be expired in 2021.

These consolidated and company financial statements have been approved by the Board of Directors on 20 February 2008.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

2 Accounting policies (Cont'd)

2.1 Basis of preparation (Cont'd)

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 New Accounting Standards and Amendments to Accounting Standards with the effective date in 2008

The following new accounting standards and amendments to accounting standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008.

Amendments to Accounting Standards

TAS No. 25 "Cash Flow Statements"
TAS No. 29 "Leases"
TAS No. 31 "Inventory"
TAS No. 33 "Borrowing Costs"
TAS No. 35 "Presentation of Financial Statements"
TAS No. 39 "Accounting Policies, Changes in Accounting Estimates and Errors"
TAS No. 41 "Interim Financial Reporting"
TAS No. 43 "Business Combinations"
TAS No. 49 "Construction Contracts"

New Accounting Standards

TAS No. 51 "Intangible Assets"

The Group will apply these standards and amendments from 1 January 2008. However, the management determines that the application of these standards will not have significant impact on the consolidated and company financial statements as of 31 December 2007 being presented, except the revised TAS 35 "Presentation of Financial Statements" which requires the additional disclosures on critical judgement and estimates made by the management and the revised TAS 43 "Business Combinations" which requires intangible assets with indefinite useful life will no longer be amortised but be tested for impairment annually.

2.3 Group accounting - investment in subsidiaries, associates and joint ventures

Subsidiary undertakings

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised as negative goodwill. See Note 2.16 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

2 Accounting policies (Cont'd)

2.3 Group accounting - investment in subsidiaries, associates and joint ventures (Cont'd)

Subsidiary undertakings (Cont'd)

In the Company's separate financial statements, investments in subsidiaries are reported using the cost method of accounting. A list of the Group's principal subsidiaries is set out in Note 8.

Associated undertakings

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gain or loss arising from changes in percentages of shareholding in associate is presented under shareholders' equity.

A list of the Group's principal associates is set out in Note 8.

Joint venture undertakings

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest under a contractual arrangement between the venturers, which establishes joint control over the economic activity of the entity.

The Group's interest in jointly controlled entity is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements, the cost method of accounting is applied to account for interests in joint ventures. A list of the Group's principal joint ventures is set out in Note 8.

2.4 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2 **Accounting policies** (Cont'd)

2.4 Related parties (Cont'd)

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

2.5 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated and company financial statements are presented in Thai Baht.

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders'equity. On disposal of a foreign entity, accumulated currency translation differences are recognised as part of the gain or loss on sale.

2.6 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months from acquisition date.

2.7 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are recognised in the income statement as selling and administrative expenses.

2.8 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as taxes and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

2 Accounting policies (Cont'd)

2.9 Investments

Investments with fixed maturity that management has the intention and ability to hold to maturity are classified as held-to-maturity and are included as non-current assets, except for those with maturity within 12 months from the balance sheet date, which are classified as short-term investment in other current assets.

A test for impairment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statements. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statements.

2.10 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

SHIN SATELLITE

2 Accounting policies (Cont'd)

2.11 Leases - where the Group is the lessee

Leases of property and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.12 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.13 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over the shorter of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 27.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

2.14 Impairment of assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill, deferred charges and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not exceed its recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units).

2 Accounting policies (Cont'd)

2.15 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

2.16 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated financial statement as goodwill. Goodwill on acquisitions of associates is included in investments - equity method in the consolidated financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 4 - 12 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented under the same balance sheet classifications as goodwill. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the statement of income over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those assets is recognised in the statement of income immediately.

Negative goodwill arising on acquisitions is recognised over a period of two years.

Intangible assets - other

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over their period of their benefits of related assets for a period of 5 to 15.75 years.

Specific software is recognised as assets when acquired and operate to intended purposes and is amortised using the straight-line method over their expected benefits for a period of 3 - 10 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line method over the period of their expected benefit, not exceeding 20 years.

2 Accounting policies (Cont'd)

2.17 Deferred tax

The Group recognised deferred income tax in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The tax rate at the balance sheet date was used to calculate the deferred income tax.

2.18 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is party to financial instruments that reduce exposure to fluctuations in foreign currency exchange rate. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

Fair value estimation

The fair values of foreign currency forward contracts and foreign currency option contracts are determined using forward exchange market rates at the balance sheet date.

2.19 Employee benefits

The Group operates a provident fund, which is a defined contribution plan. The assets of which are held in a separate trust fund which is managed by external fund manager. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not provide for employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

2 Accounting policies (Cont'd)

2.20 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects an expenditure is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

2.21 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from leases on equipment is recognised over the period and at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.22 Segment reporting

Segment information is prepared based on internal report of the Group which presented by business segment and geographical segment of the Group's operations.

3 Change in significant accounting policies

Change in accounting policy - investments in subsidiaries and associates, presented in the company financial statements

The announcement of Federation of Accounting Professions on 2 May 2007 relating to amendments to TAS 44 "Consolidated and Separate Financial Statements", TAS 45 "Investments in Associates" and TAS 46 "Interests in Joint Ventures" requires the change from the equity method to cost method of accounting for investments in subsidiaries, associates and interests in joint ventures, presented in the company financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The change in the accounting policy has an impact to the company financial statements only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the change on the company financial statements for the year ended 31 December 2006 are as follows:

	Company Restated Baht '000
Balance sheet as of 31 December 2006	
Investment in subsidiaries and an associate net of provision for liabilities	
- Decrease - equity method (Note 8)	(2,702,849)
- Increase - cost method, net (Note 8)	1,014,300
Decrease in deferred tax assets (Note 12)	(1,083)
Decrease in deferred tax liabilities (Note 12)	14,149
Total increase in deferred tax assets	13,066
Shareholders' equity	
Decrease in unrealised cumulative gains on dilution of investment in a subsidiary	(376,225)
Increase in cumulative foreign currency translation adjustment	310,913
Decrease in closing balance of retained earnings	(1,610,171)
Decrease in opening balance of retained earnings	(982,991)
Statement of income for the year ended 31 December 2006	
Decrease in share of net results from investments - equity method	(765,504)
Increase in dividend income	76,399
Increase in other income	47,599
Decrease in income tax	14,326
Decrease in net profit (Note 20)	(627,180)
Decrease in basic earnings per share (Baht)	(0.57)
Decrease in diluted earnings per share (Baht)	(0.57)

4 Cash and cash equivalents

	Consolidated		Company	
	2007	2006	2007	2006
	Baht '000	Baht '000	Baht '000	Baht '000
Cash in hand	72,002	35,718	57,925	21,087
Current accounts and saving deposits held at call with banks	472,342	313,815	146,136	87,884
Fixed deposits	1,884,165	13,159	1,883,096	-
Total	2,428,509	362,692	2,087,157	108,971

The weighted average interest rate of deposits held with banks and fixed deposits was 3.48% per annum (2006: 1.10% per annum).

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2007	2006	2007	2006
	Baht '000	Baht '000	Baht '000	Baht '000
Trade accounts receivable				
-Third parties	1,250,474	1,687,787	748,361	947,621
-Related parties (Note 27)	25,483	14,171	146,860	209,919
	1,275,957	1,701,958	895,221	1,157,540
Accrued income				
-Third parties	40,835	146,032	47,939	145,380
-Related parties (Note 27)	23,916	8,510	93,755	27,776
	64,751	154,542	141,694	173,156
Total trade accounts receivable and accrued income	1,340,708	1,856,500	1,036,915	1,330,696
Less Allowance for doubtful accounts	(409,301)	(510,057)	(254,387)	(247,889)
Total	931,407	1,346,443	782,528	1,082,807

Outstanding trade accounts receivable as at 31 December 2007 and 2006 can be analysed as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Baht '000	Baht '000	Baht '000	Baht '000
Current	235,800	293,040	137,932	149,118
Over-due less than 3 months	304,261	564,094	180,488	442,167
Over-due 3 - 6 months	149,597	85,750	98,883	95,214
Over-due 6 - 12 months	104,374	85,028	105,714	67,160
Over-due over 12 months	481,925	674,046	372,204	403,881
	1,275,957	1,701,958	895,221	1,157,540
Less Allowance for doubtful accounts	(409,301)	(510,057)	(254,387)	(247,889)
Total	866,656	1,191,901	640,834	909,651

6 Inventories, net

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Raw material and supplies	124,898	116,116	53,389	106,747
Work in process	45	9,986	45	9,986
Finished goods	421,916	314,285	321,065	246,612
Goods in transit	22,944	25,469	22,941	13,867
	569,803	465,856	397,440	377,212
Less Allowance for obsolete inventories	(38,345)	(131,027)	(29,260)	(123,175)
Total	531,458	334,829	368,180	254,037

7 Other current assets, net

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
VAT receivable	18,637	34,406	-	-
Prepaid expenses	40,164	38,417	30,610	22,961
Advance payments	120,803	81,355	103,986	50,243
Deposits	28,926	38,087	24,023	22,608
Others	52,908	32,258	56,282	41,398
	261,438	224,523	214,901	137,210
Less Impairment of assets	(6,914)	(6,334)	-	-
Total	254,524	218,189	214,901	137,210

8 Investments in subsidiaries, an associate and joint ventures

a) Investments in subsidiaries, an associate and joint ventures as at 31 December 2007 and 2006 comprise:

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Restated Baht '000
Investment - at equity method				
Investments in an associate	676,232	686,050	-	-
Total investments - at equity method	676,232	686,050	-	-
Investment - at cost method				
Investments in subsidiaries and joint ventures	-	-	1,282,059	1,414,300
Less Impairment loss of investment	-	-	(400,000)	(400,000)
Total investments - at cost method, net	-	-	882,059	1,014,300

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

b) Movements in investments in subsidiaries, an associate and joint ventures for the years ended 31 December 2007 and 2006 are as follows:

	Consolidated (Equity method)		Company (Equity method)	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
For the year ended 31 December				
Opening net book value				
- As previously reported	686,050	832,445	2,702,849	2,243,401
- Adjustment from change in accounting policy from equity method to cost method (Note 3)	-	-	(2,702,849)	(2,243,401)
Opening net book value - restated	686,050	832,445	-	-
Loss from increase in shares holding in an associate (Note 8e(3))	(30,000)	-	-	-
Share of net results from investments	105,216	86,198	-	-
Dividend receipt (Note 8e)	(85,034)	(232,593)	-	-
Closing net book value	676,232	686,050	-	-

	Consolidated (Cost method)		Company (Cost method)	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
For the year ended 31 December				
Opening net book value				
- As previously reported	-	-	-	-
- Adjustment from change in accounting policy from equity method to cost method (Note 3)	-	-	1,014,300	1,014,300
Opening net book value - restated	-	-	1,014,300	1,014,300
Sales of investment in a subsidiary	-	-	(132,241)	-
Closing net book value	-	-	882,059	1,014,300

c) The detail of subsidiaries, an associate and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services and sale of direct television equipment	Thailand	THB
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD

8 **Investments in subsidiaries, an associate and joint ventures** (Cont'd)

c) The detail of subsidiaries, an associate and joint ventures can be summarised as follows (Cont'd) :

Name	Business	Country	Currency
Subsidiaries of the Company			
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
IPSTAR International Pte Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
IPSTAR Global Services Company Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Mauritius	USD
CAM DTV Network Limited	Sale of direct television equipment (not yet commenced business operations)	Cambodia	USD
Joint venture of the Company			
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
NTU (Thailand) Company Limited	Manufacture communication equipment and toll media for transmission by cable or radio frequency	Thailand	THB
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAT and providing iPSTAR transponder services in New Zealand	New Zealand	NZD
Subsidiary of Shenington Investments Pte Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet and satellite uplink -downlink services	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
AD Venture Company Limited	Holding company for investment in mobile contents	Thailand	THB
Watta Classified Company Limited	Conducting classified print directories business	Thailand	THB

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

c) The detail of subsidiaries, an associate and joint ventures can be summarised as follows (Cont'd) :

Name	Business	Country	Currency
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Liquidation	Thailand	THB
Subsidiaries of AD Venture Company Limited			
Shineedotcom Company Limited	Mobile contents	Thailand	THB
Hunsa Dot Com Company Limited	Banner advertising	Thailand	THB
Sodamag Corp Company Limited	Banner advertising	Thailand	THB
Subsidiaries of Watta Classified Company Limited			
Comchat Company Limited	In process of liquidation	Thailand	THB
Decode Company Limited	In process of liquidation	Thailand	THB
Idea Maker Company Limited	In process of liquidation	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

On 12 and 30 November 2007, the extraordianary shareholders' meeting of Comchat Company Limited, Decode Company Limited and Idea Maker Company Limited, passed resolutions to approve their liquidation. These companies were registered for liquidation with the Ministry of Commerce on 30 November 2007.

As at 31 December 2007, IPSTAR International Pte Limited, IPSTAR Global Services Company Limited and CAM DTV Network Limited had not yet commenced business operations.

d) The carrying value of investments in subsidiaries, an associate and joint ventures can be summarised as follows:

	Consolidated - 31 December 2007 (Baht Million) (Equity method)			
	Paid-up capital	Investment portion (%)	At cost	At equity
Associated company				
CS Loxinfo Public Company Limited	Baht Million 627.00	43.48	1,669.10	676.23

	Consolidated - 31 December 2006 (Baht Million) (Equity method)			
	Paid-up capital	Investment portion (%)	At cost	At equity
Associated company				
CS Loxinfo Public Company Limited	Baht Million 625.00	40.02	1,669.10	686.05

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

d) The carrying value of investments in subsidiaries, an associate and joint ventures can be summarised as follows: (Cont'd)

	Company - 31 December 2007 (Baht Million) (Cost method)				
	Paid-up capital	Investment portion (%)	Investment at cost	Impairment loss of investment	Investment in subsidiaries and joint ventures, net
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(400.00)	547.29
Spacecode LLC	USD Million 4.29	70.00	118.65	-	118.65
iPSTAR Company Limited	USD Million 2.00	99.24	78.48	-	78.48
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Joint Venture					
Shenington Investments Pte Limited	SGD Million 14.66	51.00	137.64	-	137.64
Total investments in subsidiaries and joint ventures			1,282.06	(400.00)	882.06

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

d) The carrying value of investments in subsidiaries, an associate and joint ventures can be summarised as follows: (Cont'd)

	Company - 31 December 2006 (Baht Million) (Cost method)				
	Paid-up capital	Investment portion (%)	Investment at cost	Impairment loss of investment	Investment in subsidiaries and joint ventures, net
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(400.00)	547.29
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	-	269.88
Spacecode LLC	USD Million 4.29	70.00	118.65	-	118.65
iPSTAR Company Limited	USD Million 2.00	99.14	78.48	-	78.48
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
IPSTAR Global Services Company Limited	USD Million -	100.00	-	-	-
Total investments in subsidiaries			1,414.30	(400.00)	1,014.30

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

e) Significant movements in investments in subsidiaries, an associate and joint ventures for the year ended 31 December 2007 were as follows:

Subsidiaries

1) Shin Broadband Internet (Thailand) Company Limited

Impairment loss for investment in Shin Broadband Internet (Thailand) Company Limited

The Company has changed its accounting policies for investment in subsidiaries, associates and joint ventures in the company financial statements effective from 1 January 2007 as discussed in Note 3. The Company applied retrospective adjustments. Therefore, the 2006 comparative figures are prepared on the assumption that the new accounting policy had always been applied. The Company has assessed the impairment of the investments presented at cost and found that the expected recoverable amount of the investment in Shin Broadband Internet (Thailand) Company Limited ("SBI") is less than its carrying value, which indicated the impairment loss. In determining the expected recoverable amount of the investment, the Company discounted the anticipated future cash flows with a discount rate of 8% per annum. The Company recognised the impairment loss of Baht 400 million in the company financial statements by adjusting the retained earnings as at 1 January 2006.

Acquisition of NTU (Thailand) Company Limited

On 22 June 2007, SBI acquired 25,020 ordinary shares in NTU (Thailand) Company Limited ("NTU") from shareholders at Baht 62.50 per share, representing 20.85% of paid-up share capital, at a total price Baht 1.56 million. As a result of this acquisition, SBI owns 71.85% of NTU's registered shares capital. The fair value of net assets at the acquisition date was equal to net liabilities of Baht 0.3 million. Goodwill recognised from the acquisition of these ordinary shares in NTU of Baht 1.64 million is presented as goodwill in the consolidated balance sheet of the Group and is amortised using the straight-line method over its estimated future benefit of five years.

2) CAM DTV Network Limited

On 14 November 2007, at the board of directors' meeting of the Company, the board of directors passed a resolution to approve the incorporation of CAM DTV Network Limited ("CAM DTV") in Cambodia. On 30 January 2008, CAM DTV registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million.

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

Associate

3) CS Loxinfo Public Company Limited

Allocation of warrants and increase in registered share capital of CS Loxinfo Public Company Limited

At the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") held on 23 April 2007, the shareholders passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date on which the warrant allocation was approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per one ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they were granted, and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders' meeting on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares, one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 24 May 2007, the Securities and Exchange Commission approved CSL's ESOP scheme (Grant V). The issue and allocation of these warrants on 30 May 2007 was subsequently ratified by the Executive Committee of CSL on 22 June 2007.

In addition, the meeting of CSL also passed a resolution to approve an increase in CSL's registered share capital from 649,020,074 ordinary shares at a par value of Baht 1 each to 660,849,474 ordinary shares at a par value of Baht 1 each, by issuing 11,829,400 additional ordinary shares. These additional 3,475,000 shares are to support the additional units of warrants due to the change in exercise ratios under ESOP Grants I to V and 8,354,400 shares are to support warrants to be issued to its directors and employees under ESOP Grant V. CSL registered the increase in registered share capital with the Ministry of Commerce on 28 June 2007.

The offset of legal reserve and premium on share capital with deficit of CSL

At the annual ordinary shareholders' meeting of CSL held on 23 April 2007, the shareholders passed a resolution to approve the offset of legal reserve of Baht 45.6 million and premium on share capital of Baht 574.5 million, totaling Baht 620.1 million, with deficit. The offset is allowed under the Public Limited Companies Act section 119, which states "Where approval of the shareholders' meeting has been obtained, CSL may transfer the reserve fund referred to premium on share capital, the reserve fund referred to legal reserve or other reserves to compensate for the deficit of the company".

Dividend payment of CSL

On 23 April 2007, at the annual ordinary shareholders' meeting of CSL, the shareholders passed a resolution to approve the annual 2006 dividend payment of Baht 0.14 per share totalling Baht 87.50 million of which Baht 35 million was received by the Group. The dividend was paid on 4 May 2007.

On 9 August 2007, at the Board of Directors' meeting of CSL, the board of directors passed a resolution to approve the interim dividend payment of Baht 0.20 per share totalling Baht 125 million. of which Baht 50 million was received by the Group. The dividend was paid on 5 September 2007.

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

Associate (Cont'd)

3) CS Loxinfo Public Company Limited (Cont'd)

Treasury Shares Program of CSL

As at 22 November 2007, CSL has repurchased its 51.7 million ordinary shares (par value of Baht 1 each), as approved by its Board of Directors or 8.3% of the total number of shares in issue, for a total of Baht 222.1 million. As a result of this, the Group's percentage of shareholding in CSL has increased from 40.02% to 43.48% with unrealised loss of Baht 30 million. The unrealised loss is presented under shareholders' equity.

Acquisition of Watta Classified Company Limited

On 27 April 2007, CSL acquired 120,000 ordinary shares of Watta Classified Company Limited ("Watta") at Baht 733.34 per share, equivalent to 60% of the share capital of Watta, at a total price of approximately Baht 89.7 million. As a result, Watta and its subsidiaries changed their status to become CSL's subsidiaries from the date on which control was transferred to CSL.

Goodwill recognised from the acquisition of Watta of Baht 80.9 million is amortised using the straight-line method over its estimated future benefits of nine years.

Acquisition of Loxley Information Services Company Limited

On 2 February 2007, CSL acquired 480,000 ordinary shares and 3,600 ordinary shares in Loxley Information Services Company Limited ("Loxserv") from CAT Telecom Public Company Limited and its employees respectively, at Baht 12.90 per share, representing 1.86% of the paid-up share capital of Loxserv, at a total price of Baht 6.2 million. On 10 May 2007, CSL acquired an additional 991,593 ordinary shares in Loxserv from Point Asia Dot Com (Thailand) Company Limited at Baht 2.02 per share (the price is in line with the condition stated in shares purchase agreement entered in 2002 between Point Asia Dot Com (Thailand) Company Limited and the Company), totalling Baht 2 million or equivalent to 3.81% of the paid-up share capital of Loxserv. As a result of this acquisition, CSL owns 99.86% of Loxserv.

Negative goodwill recognised from the acquisition of these ordinary shares in Loxserv of Baht 12.7 million is amortised using the straight-line method of four years, which is consistent with the amortisation period applicable to the remaining goodwill of Loxserv.

The following amounts represent 43.48% share of the assets, liabilities, revenues and net profit of the CSL group.

	Consolidated 2007 43.48% Baht '000
Balance sheet as at 31 December	
Current assets	525,505
Non-current assets	504,229
Current liabilities	(317,090)
Non-current liabilities	(6,040)
Net assets	706,604
Income statement for the year ended 31 December	
Total revenues	1,130,365
Net profit	105,216

D.U   W.L   SHIN SATELLITE

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

Joint Venture

4) Shenington Investments Pte Limited

Dividend payment from Shenington Investments Pte Limited

On 25 May 2007, the annual ordinary shareholders' meeting of Shenington Investments Pte Limited ("Shenington") passed a resolution to approve the exempt one-tier dividend payment to shareholders of SGD 0.42 per share, totalling SGD 6.15 million (approximately Baht 138.07 million).

Sale of investments in Shenington

At the extraordinary shareholders meeting of the Company no. 1/2007 on 4 July 2007, a resolution was passed to approve the sale of 7,182,420 shares in Shenington to Asia Mobile Holdings Pte Limited ("AMH"), equivalent to 49% of Shenington's total issued shares at the price of approximate USD 27.85 per share, totaling USD 200 million (approximately Baht 6,709 million). The Company sold the shares in Shenington and received cash from AMH on 25 July 2007. This transaction represents a related party transaction. Gain on sale of investment amounting to Baht 6,541 million and Baht 5,126 million has been recognised as other income in the company and consolidated income statements, respectively. Gain on disposals of investment presented in the company financial statements is different from the consolidated financial statements because of difference in book value of investment. The book value of investment in the company financial statements is presented according to the cost method, while the book value of investment in the consolidated financial statements included the share of net result from Shenington group.

According to the Shareholders' Agreement, Shenington is a jointly controlled entity between the Company and AMH therefore, Shenington has changed the status from a subsidiary to a joint venture of the Company.

The effect of sales of investment in Shenington on the consolidated financial statement at the disposal date can be summarised as follows:

	Consolidated Baht '000
Balance sheet as at 31 July 2007	
Decrease in net total assets	(3,656,755)
Decrease in net total liabilities	2,261,351
Increase in shareholders' equity	(151,271)
Decrease in net assets	(1,546,675)

The following amounts represent 51% share of the assets, liabilities, revenues and net profit of the Shenington group which include share of CAM and LTC of 51% and 24.99%, respectively (2006: 100% and 49%) which have been included in the consolidated financial statements for the year ended 31 December 2007.

8 Investments in subsidiaries, an associate and joint ventures (Cont'd)

Joint Venture (Cont'd)

4) Shenington Investments Pte Limited (Cont'd)

Sale of investments in Shenington (Cont'd)

	Consolidated 2007 51% Baht '000
Balance sheet as at 31 December	
Current assets	264,211
Non-current assets	2,806,091
Current liabilities	(762,220)
Non-current liabilities	(636,510)
Shareholders' equity	198,558
Net assets	1,870,130

	Consolidated 2007 Baht '000
Income statement for the period from 1 August to 31 December	
Total revenues	667,429
Net profit	204,716

Commitments

According to the joint venture agreement between the Group and the Government of the Lao PDR, the Group must transfer all of its shares in LTC to the Government of the Lao PDR, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

Capital expenditure commitments

As at 31 December 2007, the Group's share of Shenington group's capital expenditure contracted but not recognised in the financial statements was USD 35.8 million (approximately Baht 1,213 million).

9 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and recognising interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

10 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2006					
Cost	222,098	8,944,465	376,540	563,315	10,106,418
Less Accumulated depreciation	(67,106)	(2,936,072)	(228,253)	-	(3,231,431)
Less Accumulated impairment loss	-	(53,321)	-	-	(53,321)
Net book value	154,992	5,955,072	148,287	563,315	6,821,666
Transactions during the year ended 31 December 2007					
Opening net book value	154,992	5,955,072	148,287	563,315	6,821,666
Additions	159,593	60,275	108,784	796,291	1,124,943
Decrease from change status from subsidiary to joint venture - net (Note 8e (4))	(21,808)	(2,105,771)	(50,758)	(112,312)	(2,290,649)
Disposals, net	(143)	(5,153)	(80)	-	(5,376)
Write-offs, net	-	(454)	(367)	(350)	(1,171)
Transfers, net	1,200	1,127,602	43	(1,132,381)	(3,536)
Depreciation charges (Note 19)	(27,613)	(732,634)	(57,830)	-	(818,077)
Impairment loss	-	(1,398)	-	-	(1,398)
Foreign currency translation adjustment	(1,269)	(287,461)	(4,338)	(28,466)	(321,534)
Closing net book value	264,952	4,010,078	143,741	86,097	4,504,868
As at 31 December 2007					
Cost	347,712	6,564,161	367,023	86,097	7,364,993
Less Accumulated depreciation	(82,760)	(2,525,492)	(223,282)	-	(2,831,534)
Less Accumulated impairment loss	-	(28,591)	-	-	(28,591)
Net book value	264,952	4,010,078	143,741	86,097	4,504,868

As at 31 December 2007, the accumulated impairment loss of Baht 28.6 million comprises an impairment loss for analogue mobile telephone network of a joint venture which has been ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of a joint venture amounting to Baht 12.4 million as described in the above.

10 Property and equipment, net (Cont'd)

Property and equipment includes property and equipment under concession agreement of a joint venture, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 1,611 million (31 December 2006: Baht 2,728 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 25b).

	Company (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2006					
Cost	58,232	3,284,729	174,032	6,368	3,523,361
Less Accumulated depreciation	(31,176)	(1,398,672)	(119,399)	-	(1,549,247)
Net book value	27,056	1,886,057	54,633	6,368	1,974,114
Transactions during the year ended 31 December 2007					
Opening net book value	27,056	1,886,057	54,633	6,368	1,974,114
Additions	3,901	85,094	25,877	832	115,704
Disposals, net	-	(102,133)	(16)	-	(102,149)
Write-offs, net	-	(454)	(314)	(350)	(1,118)
Transfers, net	1,200	1,239	43	(6,017)	(3,535)
Depreciation charges (Note 19)	(4,453)	(357,572)	(25,239)	-	(387,264)
Closing net book value	27,704	1,512,231	54,984	833	1,595,752
As at 31 December 2007					
Cost	63,334	3171,410	189,902	833	3,425,479
Less Accumulated depreciation	(35,630)	(1,659,179)	(134,918)	-	(1,829,727)
Net book value	27,704	1,512,231	54,984	833	1,595,752

10 Property and equipment, net (Cont'd)

Capital commitments

Capital expenditure contracted for at the balance sheet date is presented as follows:

		Consolidated		Company	
	Currency	2007 Thousand	2006 Thousand	2007 Thousand	2006 Thousand
IPSTAR Project	USD	844	101	844	101
	NOK	-	1,900	-	1,900
	NZD	-	986	-	-
	AUD	2	-	-	-
Telephone network	USD	35,818	16,374	-	-
Total	USD	36,662	16,475	844	101
	NOK	-	1,900	-	1,900
	NZD	-	986	-	-
	AUD	2	-	-	-
Total in Thai Baht		1,242,286	633,247	28,611	14,648

11 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2006			
Cost	26,561,990	146,838	1,524,973
Less Accumulated amortisation	(6,072,836)	(55,934)	(136,146)
Net book value	20,489,154	90,904	1,388,827
Transactions during the year ended 31 December 2007			
Opening net book value	20,489,154	90,904	1,388,827
Additions	-	10,963	34,387
Decrease from change status from subsidiary to joint venture-net (Note 8e (4))	-	(40,828)	(7,178)
Transfers, net	-	-	4,676
Amortisation charges (Note 19)	(1,712,165)	(5,138)	(108,008)
Foreign currency translation adjustment	-	(4,833)	(10,510)
Closing net book value	18,776,989	51,068	1,302,194
As at 31 December 2007			
Cost	26,561,990	612,620	1,525,577
Less Accumulated amortisation	(7,785,001)	(561,552)	(223,383)
Net book value	18,776,989	51,068	1,302,194

11 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Cont'd)

	Company (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2006			
Cost	26,561,990	21,828	1,337,071
Less Accumulated amortisation	(6,072,836)	(3,387)	(110,202)
Net book value	20,489,154	18,441	1,226,869
Transactions during the year ended 31 December 2007			
Opening net book value	20,489,154	18,441	1,226,869
Additions	-	333	26,803
Transfers, net	-	-	4,675
Amortisation charges (Note 19)	(1,712,165)	(2,154)	(98,048)
Closing net book value	18,776,989	16,620	1,160,299
As at 31 December 2007			
Cost	26,561,990	22,161	1,368,549
Less Accumulated amortisation	(7,785,001)	(5,541)	(208,250)
Net book value	18,776,989	16,620	1,160,299

12 Deferred income tax

Deferred income taxes are calculated in full on temporary differences based on the liability method using a principal tax rate of 30% for the company financial statements (2006: 30%) and 20% - 30% for the consolidated financial statement (2006: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the consolidated financial statements as follows:

Year Expired	2007 Baht '000	2006 Baht '000
2007	-	9,153
2008	78,142	78,142
2009	87,767	87,767
2010	42,007	42,007
2011	62,064	62,064
2012	43,629	-
No expiry date	75,531	122,015
Total	389,140	401,148

SHIN SATELLITE

12 Deferred income tax (Cont'd)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the company balance sheets as at 31 December 2007 and 2006:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Deferred tax assets	83,659	505,300	34,497	483,565
Deferred tax liabilities	(57,816)	(99,426)	-	-
	25,843	405,874	34,497	483,565

The movement in deferred tax is as follows:

	Consolidated		Company	
For the years ended 31 December	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Deferred tax				
Balance brought forward	405,874	168,398	470,500	242,714
Prior year adjustment				
Deferred tax assets (Note 3)	-	-	(1,083)	(1,259)
Deferred tax liabilities (Note 3)	-	-	14,149	-
Balance brought forward - restated	405,874	168,398	483,566	241,455
Increase from change status from subsidiary to joint venture-net (Note 8e (4))	32,237	-	-	-
Charged to statement of income (Note 22)	(400,167)	226,080	(449,069)	242,110
Recognised in the shareholders' equity	(12,101)	11,396	-	-
Balance carried forward	25,843	405,874	34,497	483,565

Deferred income tax recognised in shareholders' equity arises from the translation of deferred tax assets and deferred tax liabilities in foreign entities. Currency translation differences are recognised in the statement of changes in shareholders' equity as part of the cumulative foreign currency translation adjustment.

12 Deferred income tax (Cont'd)

The movement in deferred tax assets and liabilities during the year ended 31 December 2007, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht '000)								
	For the year ended 31 December 2007								
	Loss carried forward	Allowance for doubtful accounts	Allowance for obsolete inventory	Depreciation	Deposits	Interest expense	Advance receipts from customers	Others	Total
Deferred tax assets									
Balance brought forward	430,220	3,791	38,447	19,595	20,227	9,114	10,605	1,081	533,080
Charged to statement of income	(430,653)	17,347	(27,939)	14,183	1,025	8,924	8,430	19,533	(389,150)
Recognised in the shareholders' equity	433	(63)	(40)	(110)	-	(87)	656	597	1,386
Decrease from change status from subsidiary to joint venture – net (Note 8e (4))	-	(2,505)	(692)	(13,068)	-	(7,413)	(5,986)	-	(29,664)
Balance carried forward	-	18,570	9,776	20,600	21,252	10,538	13,705	21,211	115,652

	Consolidated (Baht '000)						
	For the year ended 31 December 2007						
	Deferred expenses	Amortisation assets under concession	Depreciation/ amortisation	Investment	Gain on foreign exchange	Others	Total
Deferred tax liabilities							
Balance brought forward	645	109,224	3,188	14,149	-	-	127,206
Charged to statement of income	(43)	39,102	(217)	(28,297)	6,638	(6,166)	11,017
Recognised in the shareholders' equity	-	(7,013)	-	14,148	167	6,185	13,487
Decrease from change status from subsidiary to joint venture – net (Note 8e (4))	-	(61,541)	-	-	(360)	-	(61,901)
Balance carried forward	602	79,772	2,971	-	6,445	19	89,809

12 Deferred income tax (Cont'd)

The movement in deferred tax assets and liabilities during the year ended 31 December 2007, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows (Cont'd):

	Company (Baht '000)				
	For the year ended 31 December 2007				
	Loss carried forward	Allowance for obsolete inventory	Deposits	Others	Total
Deferred tax assets					
Balance brought forward	430,220	36,953	20,226	1,083	488,482
Prior year adjustment	-	-	-	(1,083)	(1,083)
Balance brought forward - restated	430,220	36,953	20,226	-	487,399
Charged to statement of income	(430,220)	(28,175)	1,026	8,040	(449,329)
Balance carried forward	-	8,778	21,252	8,040	38,070

	Company (Baht '000)			
	For the year ended 31 December 2007			
	Deferred expenses	Depreciation/ Amortisation	Investment	Total
Deferred tax liabilities				
Balance brought forward	645	3,188	14,149	17,982
Prior year adjustment	-	-	(14,149)	(14,149)
Balance brought forward - restated	645	3,188	-	3,833
Charged to statement of income	(43)	(217)	-	(260)
Balance carried forward	602	2,971	-	3,573

13 Other non-current assets, net

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Withholding taxes receivable	147,888	144,108	146,497	142,956
Tax assessment's deposits (Note 24b)	232,213	205,271	232,213	205,271
Accounts receivable - others	37,992	43,083	17,486	22,410
	418,093	392,462	396,196	370,637
Less Accumulated impairment loss	(38,929)	(38,929)	(38,929)	(38,929)
Total	379,164	353,533	357,267	331,708

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

14 Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Short-term borrowings				
Loans from financial institutions	285,252	306,078	-	-
Trust Receipt	59,581	-	-	-
Total short-term borrowings	344,833	306,078	-	-
Current portion of long-term borrowings				
Loans from financial institutions	1,095,322	3,294,015	541,139	3,044,070
Loans from others	43,899	14,878	1,850	560
Total current portion of long-term borrowings	1,139,221	3,308,893	542,989	3,044,630
Long-term borrowings				
Loans from financial institutions	8,235,665	12,234,728	7,704,836	10,814,544
Loans from others	124,908	96,595	6,229	2,503
Total long-term borrowings	8,360,573	12,331,323	7,711,065	10,817,047
Total borrowings	9,844,627	15,946,294	8,254,054	13,861,677

The short-term borrowings are borrowings of subsidiaries from a commercial bank of USD 8.5 million, bearing interest based on margins over the Singapore Inter-Bank Offer Rate ("SIBOR") per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support (Note 25d).

The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

As at 31 December 2007, the Company had outstanding guarantees relating to long-term loans from financial institution of its subsidiary amounting to Baht 807 million (2006: Baht 807 million) (Note 25d).

14 Borrowings (Cont'd)

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
For the years ended 31 December	**2007 Baht '000**	**2006 Baht '000**	**2007 Baht '000**	**2006 Baht '000**
Opening net book value	15,946,294	17,255,467	13,861,677	15,083,556
Proceeds from short-term borrowings	570,786	322,486	-	-
Proceeds from finance leases	6,581	1,676	6,581	1,676
Proceeds from long-term borrowings, net of financial expenses	-	2,934,616	-	2,422,692
Repayment of short-term borrowings	(521,892)	(172,500)	-	-
Repayment of long-term borrowings	(5,024,889)	(2,370,039)	(4,777,281)	(1,800,701)
Amotisation of finance costs (Note 19)	114,033	137,120	114,033	137,120
Increase from change in status from accounts payable - property and equipment	169,614	318,728	-	-
Transfer of long term borrowings to accounts payable - property and equipment	-	(342,905)	-	-
Decrease from change status from subsidiary to joint venture-net (Note 8e (4))	(381,809)	-	-	-
Realised gain on exchange rate	(338,342)	(179,442)	(338,342)	(179,442)
Unrealised gain on exchange rate	(612,614)	(1,803,224)	(612,614)	(1,803,224)
Foreign currency translation adjustment	(83,135)	(155,689)	-	-
Closing net book value	9,844,627	15,946,294	8,254,054	13,861,677

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2007 Baht '000	**2006 Baht '000**	**2007 Baht '000**	**2006 Baht '000**
Total borrowings:				
- at fixed rates	4,030,269	5,021,501	3,661,978	4,785,897
- at floating rates	5,814,358	10,924,793	4,592,076	9,075,780
Total	9,844,627	15,946,294	8,254,054	13,861,677
Weighted average interest rates:				
- Loans from financial institutions	5.77%	5.83%	5.44%	5.62%

As at 31 December 2007, the carrying amounts and fair value of long-term loans is as follows:

	Consolidated		Company	
	2007 Baht '000	**2006 Baht '000**	**2007 Baht '000**	**2006 Baht '000**
Long-term loans	9,844,627	8,788,224	8,254,054	7,677,587

The fair value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

DK Nid

14 Borrowings (Cont'd)

Maturity of non-current borrowings net of financial expense is as follows:

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Later than 1 year but not later than 2 years	1,584,415	3,414,280	1,092,223	2,639,231
Later than 2 years but not later than 5 years	4,122,196	6,193,705	3,999,149	5,561,515
Later than 5 years	2,653,962	2,723,338	2,619,693	2,616,301
Total	8,360,573	12,331,323	7,711,065	10,817,047

Credit facilities

As at 31 December 2007, available credit facilities for loans from local and overseas banks are Baht 1,199 million and USD 6.5 million (2006: Baht 1,530 million and USD 3.5 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

14 Borrowings (Cont'd)

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, the Company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the fourth quarter of 2007, the Company was still engaged in the negotiation process. The Company has received the latest forbearance letter from the group of lenders, which allowed the Company to defer the payment which was due for repayment from 15 November 2006 to 15 February 2008 of the principal amount of USD 31.75 million, USD 26.74 million and USD 32.95 to 14 November 2007, 31 January 2008 and 29 February 2008, respectively.

Subsequently, on 26 July 2007, the Company repaid the loan principal for the iPSTAR satellite and Thaicom 5 satellite projects amounting to USD 141.15 million (approximately Baht 4,776 million) to cover the principal amount of USD 79.02 million (Baht 2,717 million) as mentioned above. The remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between the Company and the group of lenders. The outstanding long-term loan balance after this repayment is USD 261.15 million (approximately Baht 8,849 million).

The Company and the group of lenders are currently in the process of reviewing the new loan agreements. As at 31 December 2007, the Company presented long-term loans (before offsetting with financial expenses in these financial statements) as a current liability of Baht 651 million and a non-current liability of Baht 8,199 million (31 December 2006: Baht 3,161 million and Baht 11,414 million, respectively), in accordance with the agreements on repayment reschedule.

15 Other current liabilities

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Deposits from customers	55,472	60,005	44,367	33,979
Unearned income	31,394	55,458	-	-
Other taxes	30,742	37,788	19,313	21,122
Other payables	77,387	139,345	64,329	86,099
Total	194,995	292,596	128,009	141,200

16 Share capital and premium on share capital

	For the year ended 31 December 2007			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,091,069	5,455,346	4,295,763	9,751,109
Increase during the year	1,150	5,748	1,471	7,219
Closing balance	1,092,219	5,461,094	4,297,234	9,758,328

The Company's registered share capital as at 31 December 2007 comprised 1,132.1 million ordinary shares (2006: 1,132.1 million shares) of Baht 5 each (2006: Baht 5 each), 1,092.2 million ordinary shares are issued and fully paid-up (2006: 1,091.1 million shares).

On 29 June 2007, the Company received cash proceeds from the issuance of 947,605 ordinary shares at a price of Baht 6.279 per share, being the par value of the ordinary shares of Baht 4,738,025 and share premium of Baht 1,211,987. This issuance of the ordinary shares was the exercise of 463,400 ESOP units. On 3 July 2007, these shares were registered an increase in issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 5 July 2007.

On 31 October 2007, the Company received cash proceeds from the issuance of 143,143 ordinary shares at a price of Baht 6.279 per share, being the par value of the ordinary shares of Baht 715,715 and share premium of Baht 183,080. This issuance of the ordinary shares was the exercise of 70,000 ESOP units. On 2 November 2007, these shares were registered an increase in issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 November 2007. On 30 November 2007, the Company received cash proceeds from the issuance of 58,893 ordinary shares at a price of Baht 6.279 per share, being the par value of the ordinary shares of Baht 294,465 and share premium of Baht 75,324. This issuance of the ordinary shares was the exercise of 28,800 ESOP units. On 4 December 2007, these shares were registered an increase in issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 7 December 2007.

As at 31 December 2007, the Company has five ESOP schemes for directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued million units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

16 Share capital and premium on share capital (Cont'd)

Movements in the number of warrants outstanding for the year ended 31 December 2007 (thousand units) are as follows:

	Opening balance	Issued during the year	Exercised during the year	Expired During the year	Closing balance
ESOP - Grant I					
Directors	2,559	-	-	(2,559)	-
Employees	3,369	-	-	(3,369)	-
Total	5,928	-	-	(5,928)	-
ESOP - Grant II					
Directors	1,967	-	(412)	-	1,555
Employees	514	-	(150)	-	364
Total	2,481	-	(562)	-	1,919
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	5,894	-	-	-	5,894
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	7,562	-	-	-	7,562
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	10,033	-	-	-	10,033
Grand Total	31,898	-	(562)	(5,928)	25,408

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

17 Legal reserve

	Consolidated		Company	
For the years ended 31 December	**2007 Baht '000**	**2006 Baht '000**	**2007 Baht '000**	**2006 Baht '000**
Opening balances	213,506	213,506	213,506	213,506
Reserve increase during the year	200,347	-	200,347	-
Closing balances	413,853	213,506	413,853	213,506

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

Du Vid

18 Other income

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Consulting and management fees	-	-	34,874	55,057
Interest income	58,818	6,182	57,858	7,159
Income from Escrow account	-	37,692	-	37,692
Reversal of tax accrual	-	77,465	-	-
Gain on sale of equipment	4,899	3,512	39,332	50,254
Profit remittance from investment in a subsidiary	-	-	33,069	-
Others	18,040	12,895	14,793	9,614
Total	81,757	137,746	179,926	159,776

19 Operating profit (loss)

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit (loss):

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Depreciation of property and equipment (Note 10)	(818,077)	(823,957)	(387,264)	(375,224)
Amortisation of property and equipment under the concession agreements, deferred charges and intangible assets (Note 11)	(1,825,311)	(2,023,319)	(1,812,367)	(2,003,284)
Amortisation of finance costs (Note 14)	(114,033)	(137,120)	(114,033)	(137,120)
Staff costs	(560,504)	(485,555)	(394,889)	(333,805)
Unrealised gain on exchange rate	371,436	1,632,856	604,031	1,678,247

20 Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net income (loss) for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2007.

20 Basic and diluted earnings (loss) per share (Cont'd)

The basic earnings (loss) per share and the diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
For the year ended 31 December				
Net profit (loss) for the year (Baht '000)				
- As previously reported	3,039,730	(45,553)	4,006,952	(45,553)
- Prior period adjustment (Note 3)	-	-	-	(627,180)
- As restated	3,039,730	(45,553)	4,006,952	(672,733)
Weighted average number of shares ('000 shares)	1,091,570	1,090,925	1,091,570	1,090,925
The effect of dilutive potential ordinary shares (ESOP)	1,245	-	1,245	-
Dilutive potential ordinary shares ('000 shares)	1,092,815	1,090,925	1,092,815	1,090,925
Basic earnings (loss) per share (Baht)	2.78	(0.04)	3.67	(0.62)
The effect of dilutive potential ordinary shares (ESOP)	-	-	-	-
Diluted earnings (loss) per share (Baht)	2.78	(0.04)	3.67	(0.62)

21 Cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the years ended 31 December 2007 and 2006:

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net profit (loss) for the year		3,039,730	(45,553)	4,006,952	(672,733)
Adjustments for:					
Allowance for doubtful accounts		44,752	22,656	22,004	9,439
Write-off of doubtful accounts		6,042	-	6,042	-
Write-off withholding tax		-	1,802	-	1,802
Reversal of allowance for obsolete inventory		(8,549)	(16,380)	(9,958)	(12,274)
Gain on sales of investment in a subsidiary	8e (4), 27	(5,126,732)	-	(6,541,166)	-
Write-off of property and equipment	10	1,171	547	1,118	248
Depreciation of property and equipment	10	818,077	823,957	387,264	375,224
Loss (gain) on sales of property and equipment		738	(49,887)	(39,895)	(49,007)
Impairment loss of property and equipment		1,398	21,481	-	-
Write-off of property and equipment under concession agreements		-	958,052	-	958,052
Amortisation of property and equipment under concession agreements	11	1,712,165	1,913,437	1,712,165	1,913,437
Amortisation of deferred charges	11	5,138	9,613	2,154	1,236
Amortisation of intangible assets	11	108,008	100,269	98,048	88,611
Write-off goodwill		-	2,789	-	-
Amortisation of finance costs	14	114,033	137,120	114,033	137,120
Equipment transfer to cost		-	853	-	853
Deferred tax	22	400,167	(226,080)	449,069	(242,110)
Unrealised gain on exchange rate		(471,843)	(1,632,856)	(604,031)	(1,678,247)
Realised gain on exchange rate		(338,342)	(179,442)	(338,342)	(168,300)
Minority interests		3,676	4,209	-	-
Share of net results from investments - equity method	8b	(105,216)	(86,198)	-	-

21 Cash flows from operating activities (Cont'd)

Reconciliation of net profit (loss) to cash flows from operating activities for the years ended 31 December 2007 and 2006 (Cont'd):

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Changes in operating assets and liabilities				
- trade accounts receivable and accrued income	332,519	(126,930)	272,233	(1,397)
- amounts due from related parties	(15,635)	(584)	(67,398)	4,521
- inventories	(211,415)	278,040	(105,324)	287,960
- insurance compensation receivable	-	52,337	-	52,337
- prepaid insurance	62,529	(14,821)	63,942	(14,236)
- dividend receivable	-	-	(138,072)	(76,399)
- other current assets	(79,099)	24,565	(77,691)	5,716
- other non-current assets	(34,939)	215,015	(25,559)	221,480
- trade accounts payable	234,230	(31,703)	12,832	(7,860)
- amounts due to related parties	(15,073)	11,673	(7,581)	11,370
- advances receipts from customers	(22,481)	107,347	(77,089)	107,607
- accrued concession fee	45,298	378,153	(5,562)	359,483
- accrued expenses	31,882	124,704	(2,257)	127,312
- income tax payable	1,302,081	14,832	1,289,998	-
- other current liabilities	(37,778)	(86,569)	(13,192)	(34,301)
- other non-current liabilities	(62,060)	87,110	(70,111)	85,716
Cash generated from operating activities	1,734,472	2,793,558	314,626	1,792,660

22 Income tax expense

	Consolidated		Company	
	2007	2006	2007	2006 Restated
For the years ended 31 December	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	1,551,363	145,943	1,349,732	(1,325)
Deferred tax	400,167	(226,080)	449,069	(242,110)
	1,951,530	(80,137)	1,798,801	(243,435)

Du V.d

SHIN SATELLITE

22 Income tax expense (Cont'd)

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are presented as follows:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
For the years ended 31 December	Baht '000	Baht '000	Baht '000	Baht '000
Profit (loss) before tax	4,994,936	(121,481)	5,805,753	(916,169)
Tax rate	30%	25%	30%	25%
The result of the accounting profit (loss) multiplied by the income tax rate	1,498,481	(30,370)	1,741,726	(229,042)
Share of net results from investments - equity method	(31,565)	(25,523)	-	-
Effect of discounted tax rates to the deferred tax	-	(71,779)	-	(71,780)
Effect of the different basis of income tax calculation or tax rates in other countries	(97,041)	(39,998)	-	-
Tax losses not recognised as deferred tax asset	21,305	22,671	-	-
Use of tax losses not recognised as deferred tax asset in the prior year	-	(3,439)	-	-
Tax on sale of investment in a subsidiary	424,764	-	-	-
Tax on dividend received from a subsidiary	51,343	-	-	-
Effect of the income recognised in different periods for accounting and tax purposes	30,107	9,773	1,532	(26,202)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	54,136	58,528	55,543	83,589
Tax charge	1,951,530	(80,137)	1,798,801	(243,435)

Du Vid

23 Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest and denominated in US Dollar to finance its capital expenditures. Revenue from sales and services are mainly denominated in US Dollar.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

Foreign currency risk

As at 31 December 2007 and 2006, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2007		2006	
	Foreign currency (Unit: Million)	Baht Million	Foreign Currency (Unit: Million)	Baht Million
Assets				
US Dollars	84.29	2,836.21	32.48	1,167.96
Australian Dollars	12.39	363.46	11.48	325.02
KIP	33.94	121.37	12,479.76	45.71
New Zealand Dollars	1.51	38.91	0.33	8.35
Singapore Dollars	0.20	5.19	1.50	34.88
Total		3,365.14		1,581.92
Liabilities				
US Dollars	306.26	10,377.52	504.43	18,275.81
New Zealand Dollars	5.48	143.96	2.76	70.95
KIP	26,131.00	94.37	53,859.66	197.29
Australian Dollars	0.74	21.82	1.30	37.51
Singapore Dollars	0.22	5.07	-	-
Norwegian Kroner (NOK)	-	-	3.41	19.71
Total		10,642.74		18,601.27

Foreign currency assets mainly represent cash and accounts receivable. Foreign currency liabilities mainly represent trade accounts payable, accounts payable - property and equipment and borrowings.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 14.

24 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

		Consolidated		Company	
		2007	2006	2007	2006
	Currency	'000	'000	'000	'000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	102,000	98,000	102,000	98,000
IPSTAR equipment sales	THB	39,799	65,360	39,799	65,360
Satellite space leasing by customers	USD	300	317	300	317
	THB	487,000	487,000	487,000	487,000
	PKR	5,000	-	5,000	-
IPSTAR Gateway	USD	379	1,115	379	1,115
Standby letters of credit	USD	43,000	43,000	43,000	43,000
Letters of credit	USD	250	1,283	-	1,283
Others	THB	4,048	3,302	3,322	2,934
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised a tax assessment, penalty and interest in amount of Rupees 1,058 million (approximately Baht 961 million) against the Company for the assessment years 1998/99 to 2005/06 (equivalent to the financial years from 1 April 1997 to 31 March 2005) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 December 2007, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2004/05 totally Rupees 293 million (approximately Baht 232 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities of Rupees 765 million (approximately Baht 695 million) in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

24 Contingencies (Cont'd)

b) **Assessment for income tax in India** (Cont'd)

- **Tax assessment for the assessment years 1998/99 to 2001/02** (Cont'd)

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 295 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

In the third quarter of 2007, the Tax Authority raised an order for the rectification levying interest in amount of Rupees 20 million (approximately Baht 18 million). The Company filed an appeal against the assessment with the Commissioner of Income-tax (Appeals), ("CIT(A)") and the Income-tax Appellate Tribunal, ("ITAT"). ITAT has dismissed the appeal. Consequently, the Company filed an appeal with the High Court in October 2007.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 48.0 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 96 million). The Company had deposited Rupees 49 million (approximately Baht 40 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company filed an appeal against CIT(A)'s decision with ITAT.

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million). The Company has not yet deposited for the aforementioned penalty and has already filed an appeal against the penalty assessment with CIT(A) in April 2007. Subsequently, on 31 December 2007, CTI (A) repealed the penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million).

- **Tax assessment for the assessment year 2003/04**

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 96 million), excluding penalty. The Company deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, the Company deposited some of the tax in the amount of Rupees 65 million (approximately Baht 53 million) and recorded as other non-current assets in the balance sheet. The Company filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, the Company is waiting for the decision of CIT(A).

24 Contingencies (Cont'd)

b) Assessment for income tax in India (Cont'd)

- Tax assessment for the assessment year 2004/05

In the forth quarter of 2006, the Tax Authority raised an additional tax assessment together with interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 94 million). During the first quarter of 2007, the Company had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The remaining unpaid tax assessment and interest balance is Rupees 73 million (approximately Baht 66 million). The Company filed an appeal against the assessment with CIT(A).

- Tax assessment for the assessment year 2005/06

On 27 December 2007, the Tax Authority raised tax assessment together with interest for the assessment year 2005/06 against the Company in the amount of Rupees 36 million (approximately Baht 33 million). The Company filed an appeal against the assessment with CIT(A).

25 Commitments

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a joint venture in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 10).

25 **Commitments** (Cont'd)

c) **Shareholder agreement**

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 8e). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2007, LTC has remaining additional investment of approximately USD 191 million.

d) **Commitments with related parties**

As at 31 December 2007, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2006: Baht 807 million) (Note 27g). In addition, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

e) **Concession contracts of a subsidiary company and associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand**

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services, and to provide internet services in Thailand for a period of ten years from 16 April 1997 to 15 April 2007.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. Shin Broadband Internet (Thailand) Company Limited (a subsidiary company) CSL and its subsidiary operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of Shin Broadband Internet (Thailand) Company Limited		
Internet Operation License Type I	18 October 2007	1 year
Licenses of CSL		
International Internet License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2007	1 year
Telecom Operation License Type I	11 October 2007	1 year
Telecom Operation License Type III	20 December 2007	15 years
License of CSL's subsidiary		
Internet Operation License Type I	29 June 2007	1 year

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

25 Commitments (Cont'd)

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2007, the remaining share option was 1.49 (2006 : 1.73 million shares).

h) Operating lease commitments

As at 31 December 2007 and 2006, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December		Consolidated		Company	
		2007	2006	2007	2006
	Currency	'000	'000	'000	'000
Within 1 year	THB	36,557	39,323	36,557	39,323
	USD	4,090	3,697	3,318	2,649
	NZD	-	265	-	-
	AUD	-	53	-	-
Total Baht		175,146	181,604	148,975	135,282
Later than 1 year but not later than 5 years	THB	43,161	76,450	43,161	76,450
	USD	8,579	12,922	5,466	5,073
	NZD	-	426	-	-
	AUD	-	2	-	-
Total Baht		333,845	555,649	228,373	260,234
Later than 5 years	THB	25,858	28,895	25,858	28,895
	USD	1,805	1,866	-	-
Total Baht		87,022	96,498	25,858	28,895
Grand total Baht		596,013	833,751	403,206	424,411

26 Segment information

Financial information by business segment

	Consolidated for the year ended 31 December 2007 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,188,435	254,845	2,211,875	-	(220,070)	6,435,085
Shares of net results from associate	-	105,216	-	-	-	105,216
Allocated costs and expenses	(5,640,249)	(246,607)	(1,434,620)	(15,644)	342,072	(6,995,048)
Segment results	(1,451,814)	113,454	777,255	(15,644)	122,002	(454,747)
Gain on sales of investment						5,126,732
Other income						81,757
Gain on foreign exchange						1,050,120
Gain before interest expense and income tax						5,803,862
Interest expense						(808,926)
Operating gain						4,994,936
Income tax						(1,951,530)
Minority interests						(3,676)
Net profit						3,039,730
Segment assets	27,538,054	246,204	3,023,344	18,713	(1,401,068)	29,425,247
Associate						676,231
Total assets						30,101,478
Segment liabilities	2,977,273	46,491	933,327	14,111	(398,524)	3,572,678
Borrowings						9,844,627
Total liabilities						13,417,305
Depreciation (Note 19)	422,597	13,459	382,021	-	-	818,077
Amortisation (Note 19)	1,933,760	1,774	3,810	-	-	1,939,344
Total depreciation and amortisation	2,356,357	15,233	385,831	-	-	2,757,421

26 Segment information (Cont'd)

Financial information by business segment (Cont'd)

	Consolidated for the year ended 31 December 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,443,659	114,834	2,405,655	-	(118,235)	6,845,913
Shares of net results from associate	-	86,198	-	-	-	86,198
Allocated costs and expenses	(5,618,025)	(121,041)	(1,576,087)	(1,212)	140,300	(7,176,065)
Segment results	(1,174,366)	79,991	829,568	(1,212)	22,065	(243,954)
Loss on write off Thaicom 3	(964,031)	-	-	-	-	(964,031)
Other income						137,746
Gain on foreign exchange						1,902,701
Gain before interest expense and income tax						832,462
Interest expense						(953,943)
Operating loss						(121,481)
Income tax						80,137
Minority interests						(4,209)
Net loss						(45,553)
Segment assets	27,220,047	176,864	5,173,413	35,172	(457,734)	32,147,762
Associate						686,050
Total assets						32,833,812
Segment liabilities	2,118,461	23,443	1,301,646	667	(477,273)	2,966,944
Borrowings						16,289,199
Total liabilities						19,256,143
Depreciation (Note 19)	395,654	8,730	419,573	-	-	823,957
Amortisation (Note 19)	2,150,804	-	9,635	-	-	2,160,439
Total depreciation and amortisation	2,546,458	8,730	429,208	-	-	2,984,396

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.

Unallocated costs and expenses mainly represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, excluding investments.

26 Segment information (Cont'd)

Financial information by business geographical areas

The group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally satellite business services and intenet services. Cambodia and Laos PDRs' main activities are sales and services relating to telephone network business and satellite business services.

	Revenue		Segment results		Fixed assets	
	2007 Baht'000	2006 Baht'000	2007 Baht'000	2006 Baht'000	2007 Baht'000	2006 Baht'000
Thailand	2,313,018	2,950,218	(844,845)	(664,235)	20,704,114	22,549,369
Cambodia	1,363,843	1,468,866	232,911	534,616	1,750,423	2,859,819
Lao PDR	1,035,403	1,114,686	515,365	265,122	1,014,039	1,997,448
Others	1,722,821	1,312,143	(358,178)	(379,457)	1,166,543	1,383,916
	6,435,085	6,845,913	(454,747)	(243,954)	24,635,119	28,790,552

Revenue and segment results organised into each country based on customers' locations. Fixed assets shown in each business geographical areas are categorised based on assets' locations.

Costs and expenses at entity level which is not directly attributable to reportable segment of the Group, is allocated to the reportable segment by incurred revenue of each geographical segment.

27 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.28 % (31 December 2006: 41.32%) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties as follows:

a) Revenues

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
<u>Sales and services income</u>				
Subsidiaries	-	-	718,410	421,122
Associate	6,998	22,815	6,277	21,919
Joint ventures	20,424	13,088	64,857	25,664
Related parties under common control	63,254	117,980	53,702	102,650
<u>Gain on sales of investment</u>				
Related parties under common control	5,126,732	-	6,541,166	-
<u>Other operating income</u>				
Subsidiaries	-	-	73,260	59,526
Associate	2	-	2	-
Joint ventures	434	-	33,853	-
Related parties under common control	-	621	-	209
Total revenue	5,217,844	154,504	7,491,527	631,090

27 Related party transactions (Cont'd)

b) **Expenses**

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Purchases of goods and services				
Subsidiaries	-	-	48,366	39,116
Associate	22,917	31,729	17,504	20,001
Joint ventures	21	-	102	-
Related parties under common control	4,052	1,793	4,052	1,793
Other related party	19,177	17,686	19,177	17,686
Selling and administrative expenses				
Parent company	613	22,055	-	20,929
Subsidiaries	-	-	831	613
Associate	4,211	7,403	4,171	7,258
Joint ventures	6,308	-	12,878	-
Related parties under common control	15,410	9,679	10,586	9,642
Total expenses	72,709	90,345	117,667	117,038

c) **Outstanding balances arising from sales/purchases of goods/services/and expenses**

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	110,041	208,737
Associate	430	6,346	397	323
Joint ventures	20,725	438	36,422	859
Related parties under common control	4,328	7,387	-	-
Total trade accounts receivable - related parties	25,483	14,171	146,860	209,919
Accrued income - related parties				
Subsidiaries	-	-	64,915	18,328
Associate	10,346	4,209	10,346	4,207
Joint ventures	11,175	1,010	18,494	1,980
Related parties under common control	2,395	3,291	-	3,261
Total accrued income - related parties	23,916	8,510	93,755	27,776
Total trade accounts receivable and accrued income - related parties	49,399	22,681	240,615	237,695

27 **Related party transactions** (Cont'd)

c) **Outstanding balances arising from sales/purchases of goods/services/and expenses** (Cont'd)

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Amounts due from related parties				
Subsidiaries	-	-	44,648	9,608
Associate	-	1,073	-	1,073
Joint ventures	16,550	102	33,549	121
Related parties under common control	22	-	-	-
Other related party	3	-	3	-
Total amounts due from related parties	16,575	1,175	78,200	10,802
Other current assets - related parties				
Subsidiaries	-	-	4,079	-
Related parties under common control	281	281	281	281
Other related party	-	4,303	-	-
Total other current assets- related parties	281	4,584	4,360	281
Trade accounts payable - related parties				
Subsidiaries	-	-	30,379	45,270
Associate	26,896	29,157	22,821	27,115
Joint ventures	249	-	332	-
Related parties under common control	649	889	551	882
Total trade accounts payable - related parties	27,794	30,046	54,083	73,267
Amounts due to related parties				
Parent company	-	13,635	-	13,095
Subsidiaries	-	-	2,434	189
Associate	2,029	10,178	1,957	9,993
Joint Ventures	6,223	-	12,699	-
Related parties under common control	2,546	3,770	536	3,549
Other related party	2,942	1,322	2,942	1,322
Total amounts due to related parties	13,740	28,905	20,568	28,148
Advances receipts from customers - related parties				
Subsidiaries	-	-	-	77,220
Related parties under common control	59,825	60,010	57,569	57,569
Total advances receipts from customers - related parties	59,825	60,010	57,569	134,789
Accrued expenses - related parties				
Related parties under common control	2,157	258	1,080	258
Total accrued expenses - related parties	2,157	258	1,080	258
Other non-current liabilities - related parties				
Joint ventures	40	27	54	54
Related parties under common control	27,345	84,913	27,345	84,913
Total other non-current liabilities - related parties	27,385	84,940	27,399	84,967

27 **Related party transactions** (Cont'd)

d) **Short-term loans and advance to a subsidiary and an assosiate**

	Consolidated		Company	
	2007 Baht '000	2006 Baht '000	2007 Baht '000	2006 Baht '000
Short-term loans and advance to a subsidiary and an assosiate				
Subsidiary	-	-	200,255	-
Associate	-	19	-	19
Total short-term loans and advance to a subsidiary and an assosiate	-	19	200,255	19

As at 31 December 2007, the short-term loan to a subsidiary bears interest at the rate of 6.52-6.58% per annum and is repayable within three months. As at 31 December 2006, the advance to an associate bears no interest and has no fixed term of repayment.

The movements of short-term loans and advance to a subsidiary and an assosiate can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2007		
Opening balance	19	19
Loans during the year	-	203,250
Advance repayment during the period	(19)	(19)
Unrealised loss on exchange rate	-	(2,995)
Closing balance	-	200,255

e) **Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company**

Shin Corporation Public Company Limited, a parent company, issued warrants which are in registered form and non-transferable, to directors who are management of the Company. The term of the warrant is not exceeding five years and there is no offering price. As at 31 December 2007, the details follow:

	Issued date	Issued units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

g) **Directors' remuneration**

In 2007, directors' remuneration of the Group was Baht 7.5 million (2006: Baht 6.7 million). The directors' remuneration represents monthly compensation, annual remuneration, and meeting fees as approved by the shareholders of the Company at their Annual General Meetings.

h) **Commitments with related parties**

The details of commitments with related parties are disclosed in Note 25d.

28 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 year, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2007, the Company's total revenue derived from BOI-promoted activities amounted to Baht 142 million (2006: Baht 21 million).

29 Subsequent events

a) Acquisition of ordinary shares in Shineedotcom Company Limited

On 31 January 2008, AD Venture Company Limited ("ADV") acquired 2.4 million ordinary shares in Shineedotcom Company Limited ("Shinee") at Baht 6.29 per share, equivalent to 30% of the paid-up share capital of Shinee, at a total price of Baht 15.1 million. As a result of this acquisition, ADV owns 100% share capital of Shinee.

b) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC on 19 February 2008, the shareholders passed a resolution to approve a dividend payment of USD 12 million to shareholders in respect of the operations of LTC in 2007.

c) Proposed dividend payment of CSL

At the Board of Directors' meeting of CSL on 20 February 2008, the Board of Directors passed a resolution to recommend to the annual general meeting of shareholders for the payment of dividends for the year 2007, at the rate of 0.20 Baht per share. The proposed dividends must be approved by the shareholders at their meeting.

Summary Translation Letter
To the Stock Exchange of Thailand
February 22, 2008

RECEIVED
2008 MAR 13 P 12:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SSA-CP 010/2008

February 20, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its Meeting No. 2/2008 held on February 20, 2008 at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.1/2008 held on January 22, 2008 be certified.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2007 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2007 ending December 31, 2007 be approved.

3. RESOLVED THAT no dividend would be paid to shareholders for the fiscal year 2007 and THAT the matters be submitted to the Annual General Meeting of the Shareholder for the year 2008 for consideration.

4. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

4.1 The directors retired by rotation are:
4.1.1 Dr. Dumrong Kasemset
4.1.2 Mr. Sue Lo-Utai
4.1.3 Mrs. Charintorn Vongspootorn

4.2 The retired directors were re-elected for another term:
4.2.1 Dr. Dumrong Kasemset
4.2.2 Mr. Sue Lo-Utai
4.2.3 Mrs. Charintorn Vongspootorn

4.3 The members of the Board of Directors will consist of:

4.3.1	Mr. Paron	Israsena Na Ayudhaya	Chairman of the Board of Directors
4.3.2	Mr. Hiran	Radeesri	Chairman of the Audit Committee
4.3.3	Mrs. Charintorn	Vongspootorn	Member of the Audit Committee
4.3.4	Mr. Samrieng	Mekkriengkrai	Member of the Audit Committee
4.3.5	Mr. Sue	Lo-Utai	Director
4.3.6	Mr. Somprasong	Boonyachai	Director
4.3.7	Dr. Dumrong	Kasemset	Director
4.3.8	Ms. Nidchanun	Santhavesuk	Director
4.3.9	Dr. Nongluck	Phinainitisart	Director

4.4 The authorized signatories are as follows:

"Mr. Dumrong Kasemset, Mr. Somprasong Boonyachai and Ms. Nidchanun Santhavesuk any two of these three directors jointly sign with the Company's seal affixed."

5. RESOLVED THAT the directors' remuneration for the year 2007 be in the amount not exceeding Baht 10,000,000 which had been considered and recommended by the Remuneration Committee be approved and the matter be submitted to the Annual General Meeting of Shareholders for the year 2008 for approval.

6. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2008 be held on April 9, 2008 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Vibhavadee Rangsit Road, Chatuchak, Bangkok. The meeting agenda is as follows:

Agenda Item 1	Matters to be informed;
Agenda Item 2	To consider and approve the Minutes of the Extraordinary General Meeting of Shareholders No.1/2007 held on July 4, 2007;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2007 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2007 ending December 31, 2007;
Agenda Item 5	To consider and approve the payment of dividend for the year 2007;
Agenda Item 6	To consider and approve the appointment of the Company's auditors and fixing the auditors' remuneration for the year 2008;
Agenda Item 7	To consider and approve the appointment of directors to replace those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the year 2008;
Agenda Item 8	To consider any other issues (if any).

And the share register book of the Company will be closed for the purpose of determining the shareholders' right to attend the meeting on March 20, 2008 from 12.00 hours until the meeting is adjourned.

7. RESOLVED THAT the Company and its subsidiaries will enter in to a rental and service agreement with I.T. Applications Services Company Limited (ITAS), which is 99.99% owned by Shin Corporation Public Company Limited be acknowledged . The details are as follows:

Date of Transaction:	January 2008
Parties involved:	Employer: Shin Satellite Public Company Limited and its subsidiaries Contractor: I.T. Applications Services Company Limited (ITAS)
Relationship:	The Company is 41.29% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.
General Characteristics of the Transaction:	ITAS will provide service regarding a computer system to the Company and its subsidiaries. The details are as follows: 1. Maintenance services for hardware and software. 2. Helpdesk service for SAP user. 3. Supervise for auto budget system.
Term of Contract:	1 year, starting from January 1, 2008 to December 31, 2008.
Value of the Transaction:	Approximately 10.72 million baht
Connected Transaction and its Condition:	Entering into a rental and service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

Please be informed accordingly.

Summary Translation Letter
To the Stock Exchange of Thailand
February 22, 2008

Ref No. SSA 051/2008

20 February 2008

Subject: Submission of the Audited Financial Statements for 2007

To: The President
Stock Exchange of Thailand

Enclosure: (1) One Set of the Audited Financial Statements for 2007 – Thai Language Version

(2) One Set of the Audited Financial Statements for 2007 – English Language Version

(3) Management Discussion and Analysis for 2007

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for 2007, ended December 31, 2007 together with an explanation of changes in operating results.

The Company reported consolidated revenue for 2007 of Baht 12,817 million and consolidated net profit for 2007 of Baht 3,070 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for 2007 amounted to Baht 12,817 million, an increase of Baht 3,844 million or 42.8% over last year (Baht 8,973 million). This was due to the following reasons:

   - Revenue from the satellite transponders and related services in 2007 was Baht 3,998 million, a decrease of Baht 362 million or 8.3% compared to Baht 4,360 million in 2006. This was because a decrease in revenue from the Thaicom conventional satellite and IPSTAR businesses. Despite a decrease in IPSTAR User Terminal ("UT") sales volume for 2007 compared to 2006, revenue from transponder leasing on the Thaicom 4 ("IPSTAR") satellite was higher than that in 2006;

   - Revenue from telephone business for 2007 was Baht 2,212 million, decreased by Baht 194 million or 8.1% over last year (Baht 2,406 million) in accordance with the new stake proportion; 51%, following the sale of 49% shares in Shenington Investments Pte Ltd. ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH"), while prepaid mobile subscribers increased year-on-year.

   - Revenue from the Internet access and media business in 2007 was Baht 243 million, an increase of Baht 163 million or 203.8% from Baht 80 million in 2006 due to increases in revenues from Direct Television ("DTV") sales, Mobile Satellite Antenna ("Wiworld") sales, and High Definition Television ("HDTV") service, all first incurred in 2007.

   - Gain on sales of investment in 2007 was Baht 5,127 million due to the sale of 49% shares in Shenington to AMH.

   - The Company gained Baht 1,050 million in 2007 from foreign exchange, a decrease of Baht 853 million or 44.8% from Baht 1,903 million in 2006 due to a decrease in USD loans and to the strengthening of the Thai Baht in 2007.

- Share of net results from investments 2007 was Baht 105 million, up Baht 19 million from that in 2006.

2. The Company's consolidated expenses for 2007 amounted to Baht 6,977 million, a decrease of Baht 1,163 million or 14.3% over last year (Baht 8,140 million). This was due to the following reasons:

   - Cost of sales and service in 2007 amounted to Baht 5,592 million, a decrease of Baht 329 million or 5.6% over last year (Baht 5,921 million). This increase was attributable to;
     - Cost relating to transponder leasing and related services in 2007 was Baht 4,338 million, a decrease of Baht 370 million or 7.9% from Baht 4,708 million last year. This was caused by a reduction in cost of UT sales corresponding to a decrease in the sales volume and no amortization of the unutilized Thaicom 3 satellite, offset by a rise in the amortization of the Thaicom 5 satellite.
     - Cost relating to the telephone business for 2007 of Baht 1,097 million, decreased by Baht 36 million or 3.2% from Baht 1,133 million in 2006 in accordance with the new stake proportion; 51%, following the sale of 49% shares in Shenington to AMH.
     - Cost relating to the Internet and media business in 2007 was Baht 157 million, an increase of Baht 77 million or 96.3% from Baht 80 million for 2006 due to the costs of DTV and Wiworld sales and HDTV service;

   - Selling and administrative expenses were Baht 1,385 million, an increase of Baht 130 million or 10.4% compared to Baht 1,255 million in 2006. This was mainly due to a marketing expenses arising from promotions in the satellite and telephone businesses.

   - Loss on write-off of property and equipment under concession was nil in 2007 while the write-off cost of Baht 981 million of Thaicom 3 was incurred in 2006.

3. The Company's consolidated interest expense for 2007 amounted to Baht 809 million, a decrease of Baht 145 million or 15.2% over the year 2006 (Baht 954 million). This was due to loan repayment for the Thaicom 4 and Thaicom 5 projects in 2007.

4. The Company's income tax expense in 2007 was Baht 1,957 million due to the gain on sale of investment.

I. Overview

Total revenues of 2007 rose 42.6%.

Shin Satellite Plc ("the Company")'s total revenues in 2007 were Baht 12,799 million, an increase of 42.6% over 2006 due to a gain of Baht 5,127 million on the sale of 49% shares in Shenington to Asia Mobile Holdings Pte Ltd ("AMH"). This resulted in a net profit of Baht 3,040 million, up Baht 3,086 million over a net loss of Baht 46 million last year.

After the completion of the investment transaction on July 25, 2007, the Company recognized revenue and expense in the decreasing proportions from 100% to 51% from Cambodia Shinawatra Company Limited ("CamShin"), and from 49% to 24.99% from Lao Telecommunications Company Limited ("LTC"). This caused decreases in its consolidated sales and service income and cost from 2006. Meanwhile, as sales volume of DTV satellite television dish sets grew significantly, the Company's Revenue from the Internet access and media business rose by 203.8%.

The Company's total shared net income from its associate in 2007 was Baht 105 million, increased by 22.1% from 2006. CS LoxInfo Plc ("CSL") declared a dividend for 2007 of Baht 0.40/share (par value of Baht 1 per share).

Lao Telecommunications ("LTC") announced it would pay a dividend of USD 12 million for the performance of 2007, thus the Company will receive a dividend of USD 3 million in line with its 24.99% ownership.

With the adoption of a new accounting policy in Q1/2007 regarding changing the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement, the Company had to restate some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the year of 2006, on the separate financial statement in order to be comparable to 2007.

II. Business Summary

Transponder leasing and related business

In the Company's broadcasting business, Thaicom's prime orbital slot of 78.5 degrees east currently become the number one ranking in Asia-Pacific in terms of the number of carried satellite TV channels. The Company plans to emphasize on the domestic, Indochina and South Asia markets for its broadcasting business and expand to new markets in Middle East and others.

At present, the total number of satellite user terminals provided by the Company at the end of 2007 was 104,067. In 2007, the construction of four second generation IPSTAR gateways in Malaysia, Philippines, South Korea, and Indonesia were commenced. In early 2008, IPSTAR second generation service is expected to cover 11 countries; Thailand, Vietnam, Australia, New Zealand, Myanmar, China, Malaysia, Philippines, South Korea, Indonesia and Cambodia. The Company will continue the expansion plan to increase broadband satellite service coverage to the rest of Asia-Pacific region in 2008. Moreover, it continued to develop new broadband satellite products and applications, such as the introduction of the new "maXX" to efficiently satisfy the commercial requirement of customers. In addition, the Company has signed exclusive contracts to appoint the exclusive National Service Operators (NSO) for IPSTAR services in New Zealand and Australia, and Cooperation Agreements with leading Telecommunications solutions providers, to operate the IPSTAR gateways in Malaysia, Philippines, and Indonesia and to provide IPSTAR services in such countries.

Telephone business

Due to the sale of 49% shares in Shenington to AMH, Shenington has changed the status from subsidiary to joint venture of the Company and the Company has recognized revenue and expense in the decreasing proportions from 100% to 51% from CamShin, and from 49% to 24.99% from LTC since July 26, 2007. This resulted in decreases in revenue and expense from the telephone network business compared to 2006.

However, because of a steady growth of telephone subscribers in both Cambodia and Lao PDR, especially mobile prepaid subscribers, as of the end of 2007, LTC and CamShin's total subscribers increased by 24.2% and 71.7% respectively from 2006.

Internet and media business

In this year, the Company's subsidiary, Shin Broadband Internet (Thailand) Co., Ltd. ("SBI") had sales revenue from selling DTV satellite television dish sets, and the High Definition Television (HDTV) service. The new "Wiworld", a mobile satellite antenna, was introduced to the market to meet the new generation life style. Wiworld will target individuals, families and executives who spend a significant amount of time in their vehicles. It will also target public transportation such as VIP coaches. Wiworld is a mobile satellite auto-tracking antenna used to receive digital television signals in a Thaicom 5 Ku-band spectrum such as DTV and UBC.

CS Loxinfo Plc ("CSL")'s performance in 2007 was better than the previous year due to an increase in revenue and the effectiveness of cost management. An increase of 23% in CSL's net profit was from leased lines services. It has continuously put more effort on expanding customer base in business or corporate segments by concentrating on the quality of service and value added services, to meet customer needs.

In 2007, CSL acquired the common shares of Watta Classified Company Limited ("Watta"), which were approximately equivalent to 60% of the registered shares of Watta, to create the largest national platform for a complete line of classified and directory services. Moreover, the Board approved Share- Repurchase Program for financial management purposes to utilize the Company's excess liquidity and increase ROE. The cumulative number of shares repurchased up to 22 November 2007 was 51.7 million ordinary shares or 8.3% of the total number of shares or equivalent to Baht 222.1 million.

III. Consolidated Operating Results

Accounting policy

Following the Notification of the Federation of Accounting Professions (FAP) no.26/2006 TAS 44 (revised-2007), Consolidated Financial Statements and Separate Financial Statements, the Company is required to change the accounting methods for the investments in subsidiaries and associates from the equity method to the cost method as reported in the separate financial statement. The Company restated its financial statement by using the historical cost as the cost of the investment in a subsidiary of the separate financial statement.

As a result of the adoption of this accounting policy, the Company restated some financial figures on the balance sheets as at December 31, 2006 and on the income statement for the year of 2006, of the separate financial statements as follows;

Company F/S Unit: million Baht	**Adjustments**	**Before Adjust**	**Adjust- increase (decrease)**	**After Adjust**
Balance sheet	Investments	2,800	(1,786)	1,014
	Deferred tax assets	470	14	484
	Adjustment on assets		*(1,772)*	
	Net liablilities in subsidiaries	97	(97)	-
	Adjustment on liabilities		*(97)*	
	Unrealised cumulative gains on dilution of investment in a subsidiary	376	(376)	-
	Cumulative foreign currency translation adjustment	(311)	311	-
	Retained earnings - Unappropriated	3,492	(1,610)	1,882
	Adjustment on equity		*(1,675)*	

Company F/S Unit: million Baht	Adjustments	Before Adjust	Adjust-increase (decrease)	After Adjust
Income statement	Dividend income	-	76	76
	Other income	112	48	160
	Share of net results from investments -equity method	765	(765)	-
	Income tax	229	14	243
	Net profit	(46)	(627)	(673)
	Adjustment on Income statement		*(627)*	

The Company would like to provide additional information to better clarify the issue as follows:

1. After restating, the income statement of the separate financial statements shows net income for the one-year period ended December 31, 2007 and the comparable period in 2006 increased by Baht 967 million and decreased by Baht 627 million respectively (that is, increased by Baht 0.89/share and decreased by Baht 0.58/share respectively). This is because the separate financial statement did not include proportionately the performance of subsidiaries and associates, whereas it solely included the performance of the parent company. TAS44 allows the Company to realize gains from investments in subsidiaries and associates only when it receives dividends from such subsidiaries and associates.
2. The effect from restating other items on the balance sheets as at December 31, 2006 of the separate financial statements is as follows;
   - Investment in subsidiaries and associates, recorded at the historical cost, is shown in a separate financial statement to have a book value of Baht 1,014 million.
   - Deferred tax assets increased by Baht 14 million to Baht 484 million.
   - The separate financial statement did not include net liabilities in subsidiaries, unrealized cumulative gains on dilution of investment in a subsidiary, cumulative foreign currency translation adjustment.
   - Retained earnings on the balance sheets decreased by Baht 1,610 million to Baht 1,882 million.

Selected financial information on SATTEL

	Amount (MBt)		Change
	2007	2006	YoY (%)
Sales and service income	6,435	6,846	-6.0%
Gain on sales of investment	5,127	-	n.m.
Share of net results from associate	105	86	22.1%
Cost of sales and services	5,592	5,921	-5.6%
SG&A expenses	1,403	1,255	11.8%
Loss on write-off of property and equipment under concession	-	964	n.m.

	Amount (MBt)		Change
	2007	2006	YoY (%)
EBIT*	(560)	(330)	n.m.
EBITDA**	2,197	2,654	-17.2%
Net profit	3,040	(46)	n.m.
EPS (Baht)	2.78	(0.04)	n.m.

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated sales and service income in 2007 was Baht 6,435 million, a decrease of Baht 411 million or 6.0% compared to Baht 6,846 million in 2006 due to decreases in revenue from the telephone network business as a result of lower recognition of income contributed by LTC and CamShin following the sales of 49% stake in Shenington and in revenue from satellite and related services, offset by revenue growth from the Internet and media business.

Sales and service income	**2007**	**2006**	**%YoY**
Satellite and related services	3,980	4,360	-8.7%
Telephone services	2,212	2,406	-8.1%
Internet and media services	243	80	203.8%
Total	**6,435**	**6,846**	**-6.0%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in 2007 was Baht 3,980 million, a decrease of Baht 380 million or 8.7%, compared to Baht 4,360 million in the same period last year.

Satellite and related services	**2007**	**2006**	**%YoY**
Thaicom 1A, 2, 3, 5 and related services	2,214	2,558	-13.4%
IPSTAR services	1,766	1,802	-2.0%
Total	**3,980**	**4,360**	**-8.7%**

- Revenue from the Thaicom conventional satellite business for 2007 was Baht 2,214 million, a decrease of Baht 344 million or 13.4%, from Baht 2,558 million in 2006 due to a loss from the continued appreciation of the Thai Baht.
- IPSTAR service revenue was Baht 1,766 million in 2007, a decrease of Baht 36 million or 2.0% compared to Baht 1,802 million in the same period last year because the Company sold 38,011 UTs in 2007, a decrease of 1,918 UTs or 4.8% from 39,929 UTs in 2006; however, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in 2006.

Two major projects responsible for the increase in UTs sales this year were from the Australian Government and TOT. The Australian Government launched a special program to subsidize cost of providing broadband service to consumers in regional, rural and remote locations to remove the inadequacy of communication infrastructure. Meanwhile, in Thailand TOT increased the sale of UTs by using the iPSTAR system to supplement its existing telephone network.

Telephone services

2007 revenue from telephone business reduced 8.1% due to sale of investment.

The Company's revenue from the telephone service business in 2007 was Baht 2,212 million, a decrease of Baht 194 million, or 8.1% compared to Baht 2,406 million in 2006 due to a reduction in recognition of revenue of LTC and CamShin following the sale of 49% shares in Shenington to AMH. However, the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers, led to an increase in revenues generated from LTC and CamShin. As at the end of 2007, LTC and CamShin had 786,075 and 475,435 subscribers respectively, increases of 24.2% and 71.7% from 632,829 and 276,925 subscribers at the end of 2006.

Internet and media services

2007 revenue from Internet and media services rose 203.8% from 2006.

Revenue from the Internet access and media business in 2007 was Baht 243 million, an increase of Baht 163 million or 203.8% from Baht 80 million in 2006 due to increases in revenue from DTV sales, HDTV service, and Wiworld sales, all first incurred in 2007. As at the end of 2007, DTV sales volume was 101,167 sets.

Cost of sales and service

The Company reported total cost for 2007 of Baht 5,592 million, a decrease of Baht 329 million or 5.6% compared to Baht 5,921 million in 2006 due to a reduction in cost of sales and services from the satellite business and the telephone business. The cost accounted for 86.7% of sales and service income, slightly going up from 86.5% in 2006.

Cost of sales and services	**2007**	**2006**	**%YoY**
Satellite and related services	4,338	4,708	-7.9%
Telephone services	1,097	1,133	-3.2%
Internet and media services	157	80	96.3%
Total	**5,592**	**5,921**	**-5.6%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in 2007 was Baht 4,338 million, a decrease of Baht 370 million or 7.9% from Baht 4,708 million in the same period last year. In 2007, cost associated with satellite and related services accounted for 108.5% of its revenue, insignificantly going up from 108.0% in 2006.

Satellite and related services	**2007**	**2006**	**%YoY**
Thaicom 1A, 2, 3, 5 and related services	1,389	1,635	-15.0%
IPSTAR services	2,949	3,073	-4.0%
Total	**4,338**	**4,708**	**-7.9%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 1,389 million, a decrease of Baht 246 million or 15.0% from 2006, because of a reduction in cost of Turnkey service and no amortization and cost of in-orbit insurance of the unutilized Thaicom 3 satellite which has not been utilized since July 13, 2006, offset by a rise in amortization and cost of in-orbit insurance of the Thaicom 5 satellite. As a result, the cost of the Thaicom conventional satellite business to its revenue was 62.7%, falling from 63.9% in 2005.
- Cost of providing IPSTAR services was Baht 2,949 million, a decrease of Baht 124 million or 4.0% from 2006 due to a decrease in cost of UT sales corresponding to a decrease in the sales volume, offset by a rise in cost relating to the Thaicom 4 satellite; for instance, concession fee to MICT and the amortization of the Thaicom 4 satellite and its ground equipment. The cost of IPSTAR service to its revenue was 165.3% in 2007, decreasing from 170.5% in 2006.

Cost of telephone services

Cost relating to the telephone business for 2007 amounted to Baht 1,097 million, a decrease of Baht 36 million or 3.2% from Baht 1,133 million in 2006. This was because the Company recognizes cost incurred by CamShin and LTC corresponding to the new investment proportion, following the sale of 49% shares in Shenington to AMH. However, both LTC and CamShin's cost of sales and services increased from 2006. There was a rise in LTC's amortization of expanded telephone network in Lao PDR. Increases in revenue sharing to the Ministry of Post and Telecommunications in Cambodia from 7% to 10% of revenue before expenses in 2007, cost of electricity, cost of international calling (VoIP) service introduced in October 2006, depreciation of increasing equipment used in telephone network stations since the end of 2006, and Interconnection Charge from a promotion for calling to all networks that led to a rise in outgoing calls across networks.

Cost of Internet access and media services

Cost relating to the Internet access and media business in 2007 was Baht 157 million, an increase of Baht 77 million or 96.3% from Baht 80 million in 2006, because of increases in the cost of DTV and Wiworld sales, and High-definition television (HDTV) service, offset by a decrease in cost of Internet service of LTC and CamShin which was recorded according to new investment proportion.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 1,403 million in 2007, an increase of Baht 148 million, or 11.8%, compared to Baht 1,255 million in 2006. This was due to a Baht 109 million rise in marketing expenses arising from promotions in the satellite and telephone businesses, and a Baht 101 million increase in staff cost, offset by a decrease in recognized expense from CamShin and LTC corresponding to the new investment proportion.

Interest expense

Interest expense decreased by 15.2% from 2006.

Interest expense was Baht 809 million, a decrease of Baht 145 million, or 15.2%, compared to Baht 954 million in 2006 due to loan repayment for the Thaicom 4 and Thaicom 5 projects in this year.

Gain on sales of investment

Gain on sales of investment was Baht 5,127 million due to the sale of 49% shares in Shenington to AMH.

Gain on exchange rate

As the Thai Baht appreciated by approximately Baht 3.34 against the USD in 2007, the Company reported a gain of Baht 1,050 million from foreign exchange for 2007, a decrease of Baht 853 million or 44.8% from Baht 1,903 million in 2006 due to the strengthening of the Thai Baht, and a decrease in loans in USD resulting from loan repayment for the Thaicom 4 and Thaicom 5 projects

Share of net results from investment – equity method

The share of net results from investment in 2007 was Baht 105 million, increased by Baht 19 million or 22.1% from Baht 86 million in 2006 due to a 22.5% increase in CSL's net profit especially from leased line services, and decreases in cost of Internet services resulting from efficient network rental cost management and in marketing expense.

Income tax expense

The Company's income tax expense in 2007 was Baht 1,952 million mainly caused by the gain on sale of investment while the Thaicom 3 satellite has not been utilized since Q3/2006 so that the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 80 million in 2006.

IV. Financial Position

At the end of 2007, the Company reported total assets of Baht 30,101 million, a decrease of Baht 2,733 million or 8.3% from Baht 32,834 million at the end of 2006. This was mainly because the Company recorded assets of CamShin and LTC in decreasing proportion following the sales of 49% shares of Shenington to AMH. Property, plant and equipment item was significantly dropped by this transaction.

SATTEL's asset components

Assets	December 31, 2007		December 31, 2006	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	4,313	14.3	2,479	7.6
Investment in associates	676	2.2	686	2.1
PP&E, net	4,505	14.9	6,822	20.8
PP&E under the concession agreement, net	18,777	62.3	20,489	62.4
Intangible assets	1,302	4.3	1,389	4.2

Liquidity

At the end of 2007, the Company had a current ratio of 0.93 times, up from 0.39 at the end of 2006. This was because of a decrease of Baht 2,170 million in the current portion of long-term loans according to a new loan repayment schedule of the Thaicom 4 and Thaicom 5 projects.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of 2007 the Company's "investment in an associate" was Baht 676 million, a decrease of Baht 10 million or 1.5% from Baht 686 million at the end of 2006, reflecting a proportionate recognition of CSL's net profit for 2007 amounted to Baht 105 million, offset by a dividend paid of Baht 85 million and an unrealized loss of Baht 30 million from an increase in shareholding from 40.02% to 43.48% in CSL resulting from Treasury Shares Program of CSL.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of 2007 was Baht 4,505 million, a decrease of Baht 2,317 million from Baht 6,822 million at the end of last year. This was mainly due to a sale of 49% shares in Shenington to AMH leading to a reduction of Baht 2,291 million in recognition of PPE of CamShin and LTC. PP&E at the end of 2007 also included the assets under concession agreements of Camshin of approximately Baht 1,611 million, dropped by Baht 1,117 million from Baht 2,728 million at the end of 2006.

PP&E under concession agreements

PP&E under concession agreements at the end of 2007 was Baht 18,777 million, a decrease of Baht 1,712 million from Baht 20,489 million at the end of 2006 totally due to an amortization in 2006.

Intangible assets

Intangible assets at the end of 2007 were Baht 1,302 million, a decrease of Baht 87 million compared to Baht 1,389 million at the end of 2006 due to its depreciation and amortization offset by increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of 2007 were Baht 9,845 million, a decrease of Baht 6,101 million from Baht 15,946 million at the end of 2006. This was mainly due to long-term loan repayment for the Thaicom 4 and Thaicom 5 projects of USD 141 million or Baht 4,776 million resulting in a decrease in long-term loans from financial institutions.

The Company's shareholders' equity at the end of 2007 was Baht 16,684 million, an increase of Baht 3,106 million from 13,578 million at the end of 2006, reflecting net profit of Baht 3,040 million for 2007 offset by a gain of Baht 104 million from foreign currency translation adjustment.

Net borrowings to equity at the end of 2007 were 0.59 times, down from 1.17 times at the end of 2006, due to loan repayment for the Thaicom 4 and Thaicom 5 projects so that it can strengthen overall financial status.

Cash flow

The Company's cash flows from operating activities for 2007 were Baht 1,734 million. Net cash inflows provided by investing activities were Baht 5,298 million, mainly due to proceeds from sale of long term investment of USD 200 million in July 2007 offset by payments for property and equipment for the expansion of telephone network. The Company had net cash outflow from financing activities in 2007 of Baht 4,962 million mainly due to long-term loan repayment for the Thaicom 4 and Thaicom 5 projects of USD 141 million by using the proceeds from the sale of Shenington.

The Company had ending cash of Baht 2,429 million on December 31, 2007.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

END